Filed Pursuant to Rule 424(b)(3)
File Number 333-120973
PROSPECTUS SUPPLEMENT NO. 3
to Prospectus declared
effective on May 11, 2006
as supplemented on May 17, 2006 and June 12, 2006
(Registration No. 333-120973)
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
     This Prospectus Supplement No. 3 supplements our Prospectus dated May 12, 2006, Prospectus Supplement No.1 dated May 17, 2006 and Prospectus Supplement No. 2 dated June 12, 2006. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 3 together with the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2.
     This Prospectus Supplement includes the following documents, as filed by us with the Securities and Exchange Commission:
•	the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated August 7, 2006; and

•	the attached Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. dated June 30, 2006
     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is August 18, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 7, 2006

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
(Exact name of registrant specified in charter)

Delaware	000-50505	13-4287300
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Foxborough Blvd., Suite 240
Foxborough, MA 02035
(Address of principal executive offices) (Zip Code)

(508) 549-9981
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.
     The following information is being “furnished” in accordance with General Instruction B.2 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.
     On August 7, 2006, Cyberkinetics Neurotechnology Systems, Inc. issued a press release announcing its financial results for the quarter ended June 30, 2006. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
     (c)      Exhibits:

Exhibit
Number	Description

99.1	Press release dated August 7, 2006 announcing results for the quarter ended June 30, 2006.

     Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.
Date: August 11, 2006	By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press release dated August 7, 2006 announcing results for the quarter ended June 30, 2006.

Exhibit 99.1

Cyberkinetics Announces Second Quarter 2006 Results
FOXBOROUGH, Mass.—(BUSINESS WIRE)—Aug. 7, 2006—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; “Company;” “Cyberkinetics”), a neurotechnology company focused on neurostimulation and neural sensing, today released financial results for the quarter ended June 30, 2006, and provided updates on the Company’s progress on key development programs.
Total revenue, including research product sales and grant income, for the three months ended June 30, 2006, increased $305,000 to $471,000 as compared to $166,000 for the same period in 2005. Research product sales for the three months ended June 30, 2006, were $295,000 as compared to $127,000 for the three months ended June 30, 2005. Grant income for the three months ended June 30, 2006 was $177,000 as compared to $39,000 for the three months ended June 30, 2005. The Company reported a net loss of $2.6 million, or $0.09 per share, for the quarter ended June 30, 2006, compared to a net loss of $2.4 million, or $0.15 per share, for the same period in 2005. Cash used in operations was $1.9 million in the second quarter of 2006, as compared to $2.1 million in the second quarter of 2005. The Company ended the second quarter of 2006 with approximately $7.8 million in cash and cash equivalents.
“This quarter has brought tremendous progress in all of our key program areas,” stated Tim Surgenor, President and Chief Executive Officer of Cyberkinetics. “We initiated a manufacturing and engineering agreement with Minnetronix; and we are on track to commercialize the Andara™ Oscillating Field Stimulator Device, designed to treat acute spinal cord injuries, in 2007.
“During the quarter we presented updates on our BrainGate Neural Interface System pilot trials at two scientific conferences. In addition, just after the close of the second quarter, Nature featured Cyberkinetics’ BrainGate System on the cover of the July 13 issue — focusing worldwide attention on the scientific and clinical advances being made with our breakthrough brain-computer interface technology. Finally, we saw strong sales revenues in our research products business for the second quarter of 2006.”
Second Quarter 2006 and Recent Operational Highlights
The Andara™ OFS Device Technology — Designed to Repair Neural Connections that Result from Spinal Cord Injury
•	The Company’s Humanitarian Use Device (HUD) designation filing for the Andara™ Oscillating Field Stimulator (OFS) Device is under review by the U.S. Food and Drug Administration (FDA). If we are successful in obtaining the designation, we expect to file a Humanitarian Device Exemption application on this treatment for acute spinal cord injuries in the second half of 2006.

•	In April, the Company’s research collaborators at Indiana University and the Center for Paralysis Research at Purdue University presented basic research at the Annual Meeting of the American Association of Neurological Surgeons showing that a neurotrophic agent delivered simultaneously with the application of Cyberkinetics’ Andara™ Oscillating Field Stimulator (OFS) PLUS System induced nerve regeneration and functional recovery in a model of chronic, or long-term, spinal cord injury. These findings suggest that our Andara™ OFS PLUS System could potentially restore function in patients suffering from chronic spinal cord injuries.

•	In April, the Journal of Neuroscience published two basic research studies conducted by teams at Purdue University’s Center for Paralysis Research concerning technology licensed to Cyberkinetics. Together, the studies indicate that hydralazine, already approved for other uses by the FDA, and certain related compounds may prevent neural cell death by halting the toxic chemical process that normally occurs following an injury. This fundamental discovery may ultimately enable us to tackle the root problem of the paralysis, including spinal cord injury. We hold an exclusive, worldwide license to this technology.

•	In June, we announced that we had finalized an agreement with Minnetronix, Inc. (Minnetronix), a private Minnesota-based device manufacturer, to provide engineering and manufacturing services to support our Humanitarian Device Exemption (HDE) marketing application for the Andara™ Oscillating Field Stimulator (OFS) Device. The Minnetronix agreement also provides the Company with the ability to obtain a CE Mark, which will enable us to market the Andara™ OFS Device internationally.
BrainGate System — Designed to Restore Function via Direct Brain-Computer Control of Communication and Other Devices
•	As previously reported, a total of four participants have been enrolled in pilot trials of the Company’s BrainGate™ Neural Interface System, including one participant in the pilot trial for ALS (amyotrophic lateral sclerosis or Lou Gehrig’s disease) and other motor neuron diseases. During the quarter development and clinical testing with these participants continued, with a focus on developing a broader understanding of the overall potential of the neural interface as well as exploring, for the first time, whether a person with ALS can utilize the BrainGate system.

•	In June, clinical investigators engaged in Cyberkinetics’ ongoing BrainGate Neural Interface System (BrainGate System) clinical trial presented new, preliminary data from the pilot clinical trial at the American Society of Stereotactic and Functional Neurosurgery (ASSFN) Biennial Meeting and at the American Spinal Cord Injury Association (ASIA) Meeting — both in Boston, Massachusetts. The data reported demonstrate the progress in developing of proprietary techniques that make the BrainGate System performance more intuitive and controllable, including the ability to replicate the intuitive control of a computer ‘mouse’. These advances are directly related to a person’s ability to use the BrainGate system to operate communications devices, as well as other electronically-controlled devices, such as a motorized wheel chair.

•	In July, scientific findings from the first participant in the Company’s ongoing pilot clinical trials of the BrainGate System were featured on the cover of the journal Nature. Unlocking new information about how to restore movement following damage to the nervous system, the reported data provide direct, compelling evidence that the area of the brain that controls movement remains functional even years after a spinal cord injury in the absence of a neural connection from the brain to the limbs. These data suggest that limb movement originates in the brain as distinct and predictable patterns of neural activity and that this information may ultimately be tapped to enable paralyzed people to move their own limbs.
     Conference Call Instructions
Cyberkinetics’ management will hold a conference call at 11:00 am Eastern Time, Monday, August 7, 2006, to discuss results of the second quarter of 2006. Those who would like to participate in the conference call should dial 866-510-0676, or 617-597-5361 for international participants, and use the pass code 32317565. To access a replay of the conference call, which will be available from 1:00 pm Eastern Time on August 7 until 5:00 pm Eastern Time on August 14, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 64885613.
An audio webcast of the conference call will also be available at www.cyberkineticsinc.com. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson’s individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics’ product development pipeline includes: the Andara™ Oscillating Field Stimulator (OFS) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and the FDA cleared-to-market NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. Additional Information is available at Cyberkinetics’ website at http://www.cyberkineticsinc.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Financial results for the quarter ended June 30, 2006, are summarized in the tables below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Revenues:
Product sales	$294,752	$127,175	$426,952	$376,667
Grant income	176,659	39,125	429,139	210,923

Total revenues	471,411	166,300	856,091	587,590

Operating expenses:
Cost of product sales	145,557	32,013	195,325	76,669
Research and development	1,604,485	1,383,982	3,000,763	2,837,605
Sales and marketing	219,376	85,691	329,355	168,183
General and administrative	1,102,531	989,740	2,156,620	2,076,770
Purchased in-process research and development	—	—	1,602,239	—

Total operating expenses	3,071,949	2,491,426	7,284,302	5,159,227

Operating loss	(2,600,538)	(2,325,126)	(6,428,211)	(4,571,637)

Other income (expense):
Interest income	95,217	17,950	204,049	33,281
Interest expense	(140,607)	(106,877)	(322,423)	(123,070)

Other expense, net	(45,390)	(88,927)	(118,374)	(89,789)

Net loss	$(2,645,928)	$(2,414,053)	$(6,546,585)	$(4,661,426)

Basic and diluted net loss per common share	$(0.09)	$(0.15)	$(0.24)	$(0.30)

Shares used in computing basic and diluted net loss per common share	27,899,813	15,718,368	27,390,839	15,694,064

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	June 30,	December 31,
	2006	2005

Assets
Current Assets
Cash and cash equivalents	$7,816,494	$11,346,372
Other current assets	1,067,455	1,051,038
Net property and equipment	680,490	619,433
Other assets	2,175,202	348,545

Total assets	$11,739,641	$13,365,388

Liabilities and stockholders’ equity
Current liabilities	3,079,567	2,158,810
Long-term liabilities	3,066,073	2,864,327

Stockholders’ equity:
Common stock, $0.001 par value	30,196	27,158
Additional paid-in-capital	34,121,041	31,112,108
Common stock held in escrow	(13,000)	(13,000)
Deferred stock-based compensation	—	(786,364)
Accumulated deficit	(28,544,236)	(21,997,651)

Total stockholders’ equity	5,594,001	8,342,251

Total liabilities and stockholders’ equity	$11,739,641	$13,365,388

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.:
Elizabeth A. Razee
Manager, Corporate Communications
508-549-9981, Ext. 109

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-QSB
QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2006
Commission File Number: 000-50505
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
(Exact name of small business issuer as specified in its charter)

Delaware	13-4287300
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

100 Foxborough Blvd Ste 240, Foxborough , MA	02035
(Address of principal executive offices)	(Zip Code)
(508) 549-9981
(Issuer’s telephone number, including area code)
     Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     As of August 10, 2006, the Registrant had 28,897,161 shares of Common Stock outstanding.
     Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☑

FORM 10-QSB INDEX

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets

	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$7,816,494	$11,346,372
Accounts receivable	258,850	387,731
Inventory	495,537	235,320
Prepaid expenses and other current assets	313,068	427,987

Total current assets	8,883,949	12,397,410

Property and equipment, net	680,490	619,433
Intangible assets, net	1,934,706	114,071
Deposits and other assets	146,469	140,447
Goodwill	94,027	94,027

Total assets	$11,739,641	$13,365,388

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$566,225	$474,398
Accrued expenses	973,623	936,202
Current portion of capital lease obligations	323,057	274,489
Current portion of notes payable	1,216,662	473,721

Total current liabilities	3,079,567	2,158,810

Capital lease obligations, net of current portion	282,735	338,048
Notes payable, net of current portion	2,783,338	2,526,279

Total long-term liabilities	3,066,073	2,864,327
Commitments – Note 6

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 authorized, 30,196,161 and 28,896,161 issued and outstanding at June 30, 2006, respectively and 27,157,997 and 25,857,997 issued and outstanding at December 31, 2005, respectively	30,196	27,158
Additional paid-in capital	34,121,041	31,112,108
Common stock in escrow, 1,300,000 shares	(13,000)	(13,000)
Deferred compensation	—	(786,364)
Accumulated deficit	(28,544,236)	(21,997,651)

Total stockholders’ equity	5,594,001	8,342,251

Total liabilities and stockholders’ equity	$11,739,641	$13,365,388

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Revenues:
Product sales	$294,752	$127,175	$426,952	$376,667
Grant income	176,659	39,125	429,139	210,923

Total revenues	471,411	166,300	856,091	587,590

Operating expenses:
Cost of product sales	145,557	32,013	195,325	76,669
Research and development	1,604,485	1,383,982	3,000,763	2,837,605
Sales and marketing	219,376	85,691	329,355	168,183
General and administrative	1,102,531	989,740	2,156,620	2,076,770
Purchased in-process research and development	—	—	1,602,239	—

Total operating expenses	3,071,949	2,491,426	7,284,302	5,159,227

Operating loss	(2,600,538)	(2,325,126)	(6,428,211)	(4,571,637)
Other income (expense):
Interest income	95,217	17,950	204,049	33,281
Interest expense	(140,607)	(106,877)	(322,423)	(123,070)

Other (expense) income, net	(45,390)	(88,927)	(118,374)	(89,789)

Net loss	(2,645,928)	(2,414,053)	(6,546,585)	(4,661,426)

Basic and diluted net loss per common share	$(.09)	$(0.15)	$(.24)	$(0.30)

Shares used in computing basic and diluted net loss per common share	27,899,813	15,718,368	27,390,839	15,694,064

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30,	June 30,
	2006	2005
Operating activities
Net loss	$(6,546,585)	$(4,661,426)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	234,691	134,946
Stock-based compensation	805,998	861,854
In-process research and development	1,602,239	—
Non-cash interest on line of credit and notes payable	66,753	41,557
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	128,881	260,067
Prepaid expenses and other current assets	100,426	65,684
Inventory	(260,217)	49,707
Deposits and other assets	19,636	(14,498)
Accounts payable	(210,275)	(172,464)
Accrued expenses	(131,239)	68,486
Deferred revenue	—	(60,432)

Net cash used in operating activities	(4,189,692)	(3,426,519)

Investment activities
Purchase of property and equipment	(191,686)	(250,722)
Acquisition of Andara Life Science, Inc.	(144,088)	—

Net cash used in investing activities	(335,774)	(250,722)

Financing activities
Proceeds from note payable	4,000,000	—
Proceeds from line of credit	—	3,000,000
Proceeds from capital lease line	139,613	—
Payments on capital lease line	(146,358)	(92,490)
Payments on line of credit	(3,000,000)	—
Proceeds from issuance of common stock	2,333	1,021

Net cash provided by financing activities	995,588	2,908,531

Net decrease in cash and cash equivalents	(3,529,878)	(768,710)
Cash and cash equivalents at beginning of period	11,346,372	5,232,641

Cash and cash equivalents at end of period	$7,816,494	$4,463,931

Supplemental disclosure of non-cash investing and financing activities
Common stock warrants issued in connection with line-of-credit agreement	$—	$156,396

Common stock warrants issued in connection with notes payable	$77,918	$—

Acquisition of Andara Life Science, Inc.
Fair value of assets acquired	3,526,937	—
Assumed liabilities	(425,000)	—
Acquisition costs incurred	(189,850)	—

Fair value of common stock issued	$2,912,087	$—

The accompanying notes are an integral part of these condensed consolidated financial statements

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Nature of Business and Basis of Presentation
Cyberkinetics Neurotechnology Systems Inc. (“Cyberkinetics” or the “Company”) is engaged in the research, development, manufacture, sale and distribution of neurological products. Cyberkinetics is developing clinical products for human use designed to detect and interpret brain activity in real time. Cyberkinetics operates in one business segment, which is the development and marketing of neurological products. Since its inception on May 2, 2001, the Company has devoted its efforts principally to research and development, licensing of intellectual property, business development activities and raising capital.
In February 2006, the Company acquired Andara Life Science, Inc. (“Andara”), an Indiana corporation, through the merger of a wholly-owned subsidiary of Cyberkinetics with and into Andara. Prior to its acquisition, Andara was a privately held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University. The acquisition enables Cyberkinetics to continue the development of Andara’s key technologies, the Andara™ Oscillating Field Stimulator (“Andara OFS Device”) which is used to treat acute injuries and the Andara™ OFS PLUS system, which includes the use of neurotrophic growth factor which is being developed to potentially treat long-term (chronic) injuries (Note 10).
The Company’s future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in, obtaining regulatory approvals, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. Management expects that the Company will continue to incur negative cash flows and net losses for the foreseeable future. Based upon management’s current plans and expectations, management believes that the Company’s existing capital resources will be sufficient to meet the Company’s operating expenses and capital requirements through at least December 2006. However, changes in management’s business strategy, technology development, marketing plans or other events affecting the Company’s operating plans and expenses, may result in the expenditure of existing cash before that time. If this occurs, the Company’s ability to meet its cash obligations as they become due and payable will depend on the Company’s ability to sell securities, borrow funds or some combination thereof. The Company may not be successful in raising the necessary funds on acceptable terms, or at all. If the Company were to lack sufficient funds, the Company may be required to delay, scale back or eliminate some of its research and development activities or delay the launch of its product candidates.
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States applicable to interim periods. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements and related footnotes for the fiscal year ended December 31, 2005, which are included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2006.
In the opinion of management, the unaudited financial statements contain all adjustments (all of which were considered normal and recurring) necessary to present fairly the Company’s financial position at June 30, 2006, the results of operations for the three months and six months ended June 30, 2006, and June 30, 2005, and cash flows for the six months ended June 30, 2006, and June 30, 2005. The preparation of the Company’s condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the balance sheet date.
The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year or any other interim period.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
2. Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for stock-based awards issued to employees under its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense was recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company elected to adopt, for periods prior to January 1, 2006, the disclosure-only requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation , as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (collectively, SFAS 123) which used a fair value based method of accounting for share-based awards. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. In conjunction with the adoption of SFAS 123R, the Company applied the principles of Staff Accounting Bulletin No. 107 (SAB 107), which provides guidance on the implementation of SFAS 123R.
SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The Company elected to determine the fair value of stock options using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized under SFAS 123.
In accordance with the provisions of the modified prospective transition method under SFAS 123R, the Company has not restated prior period amounts. Under this transition method, compensation expense for the three months and six months ended June 30, 2006 includes compensation expense for all stock-based awards granted prior to, but not yet vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all stock-based awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the vesting period of the award on a straight-line basis. The Company adjusts this estimate to reflect actual forfeitures at the end of each reporting period. The Company evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards, and the impact was not deemed to be material.
As a result of adopting SFAS 123R, the Company recorded stock-based compensation of $239,952, or $0.009 per share, and $441,743, or $0.02 per share, for the three months and six months ended June 30, 2006, respectively, for stock-based awards granted to employees. These amounts represent an incremental charge of $119,810, or $0.004 per share, and $210,459, or $0.008 per share, for the three months and six months ended June 30, 2006, respectively, as compared to the Company’s previous method of accounting for stock-based awards to employees under APB 25. The Company has not capitalized any employee stock-based compensation in its balance sheets and the adoption of SFAS 123R had no impact on its cash flow from operations or financing activities.
The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally computed and recognized as awards vest.
The following table presents the Company’s pro forma net loss attributable to common stockholders and net loss per common share for the three months and six months ended June 30, 2005 had compensation expense for the Company’s stock-based compensation plans been determined based on the fair value at grant dates as calculated in accordance with SFAS 123.

	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2005	2005
Net loss as reported	$(2,414,053)	$(4,661,426)
Add: Stock-based employee compensation expense included in reported net loss	122,332	246,667
Deduct: Stock-based employee compensation expense determined under fair value-based method for all employee awards	(167,134)	(354,202)

Pro forma net loss	$(2,458,855)	$(4,768,961)

Basic and diluted net loss per share as reported	$(0.15)	$(0.30)
Pro forma basic and diluted net loss per share	$(0.16)	$(0.30)

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average fair values of options granted during the three months ended June 30, 2006 and 2005 were $1.05 and $0.96 per share, respectively. The weighted-average fair values of options granted during the six months ended June 30, 2006 and 2005 were $1.07 and $1.50 per share, respectively. As required by SFAS 123R, the Company records stock-based compensation expense only for those awards that are expected to vest. The following assumptions were made for options granted during the six months ended June 30, 2006 and 2005:

	2006	2005
Expected volatility (1)	100%	100%
Expected dividend yield (2)	0%	0%
Expected lives of options (in years) (3)	5	5
Risk-free interest rate (4)	4.78%	3.75%

(1)	The Company’s common stock is approved for quotation on the Over-the-Counter Bulletin Board and began trading on October 15, 2004. Based on this short trading history, the Company determined the expected volatility based on public small capitalization stocks with significant risk (scientific or otherwise), which tend to have a relatively high volatility. The Company will re-evaluate this method as additional historical stock price data is obtained.

(2)	No cash dividends have been declared on the Company’s common stock since the Company’s inception and the Company does not anticipate paying cash dividends over the expected term of the option.

(3)	The expected term represents the weighted average period the option is expected to be outstanding and is based on the historical exercise behavior of employees.

(4)	The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturity dates equivalent to the expected term of the option.
As of June 30, 2006, there was $1,921,137 of total unrecognized compensation cost related to non-vested options granted to employees under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted-average period of 2.21 years.
Stock Option Plans
2002 Equity Incentive Plan
On August 12, 2002, the Company’s Board of Directors and stockholders adopted the 2002 Equity Incentive Plan (the 2002 Equity Plan). The 2002 Equity Plan provides for the granting of shares of common stock pursuant to incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for officers, directors, employees, consultants and advisers. On June 7, 2006, Cyberkinetics’ Board of Directors and its stockholders amended the 2002 Equity Plan to increase the total number of shares available from 3,500,000 to 4,400,000. At June 30, 2006, a total of 2,869,885 shares of common stock have been reserved for the exercise of stock options outstanding under the 2002 Equity Plan.
Pursuant to the 2002 Equity Plan, the Board of Directors (or committees designated by the Board) may grant incentive and nonqualified stock options, restricted stock and other stock awards to the Company’s officers, directors, employees, consultants and advisers. The options can be exercisable at various dates, as determined by the Company’s Board of Directors, and will expire no more than ten years from the date of grant. Options granted under the 2002 Equity Plan are restricted as to transfer. All options granted on or after October 15, 2004, the date the Company’s common stock began trading publicly, are valued using the closing sales price for the Company’s common stock as of the date of the grant. For holders of more than 10% of the Company’s voting stock, incentive stock options may not be granted at less than 110% of the fair market value of the

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)
2. Stock-Based Compensation (continued)
Company’s common stock at the date of grant, with an expiration date not to exceed five years. Options granted to new employees generally vest at a rate of 25% on the first anniversary of the grant and 6.25% of the shares at the end of each successive three-month period. Annual option grants to existing employees generally vest at a rate of 6.25% of the shares at the end of each successive three-month period beginning from the date of grant.
2002 Founders’ Option Plan
On August 12, 2002, the Company’s Board of Directors and stockholders adopted the 2002 Founders’ Option Plan (the 2002 Founders’ Plan). The 2002 Founders’ Plan provides for the granting of shares of common stock pursuant to incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for certain key employees and stockholders. Options granted under the 2002 Founders’ Plan will expire no more than ten years from the date of grant and generally vest monthly over a four-year period beginning from the date of grant. The total number of shares available under the 2002 Founders’ Plan is 1,230,915. At June 30, 2006, a total of 1,064,415 shares of common stock have been reserved for the exercise of stock options outstanding under the 2002 Founders’ Plan.
A summary of option activity for all plans for the six months ended June 30, 2006 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Life (Yrs.)	Value
Outstanding at December 31, 2005	3,239,967	$0.54
Granted	833,253	$1.40
Exercised	(8,363)	$0.28
Forfeited	(130,557)	$1.46

Outstanding at June 30, 2006	3,934,300	$0.69	8.38	$3,629,924

Exercisable at June 30, 2006	2,125,945	$0.29	7.77	$2,520,709
The aggregate intrinsic value included in the table above represents the difference between the exercise price of the options and the market price of the Company’s common stock for the options that had exercise prices that were lower than the $1.48 market price of the Company’s common stock at June 30, 2006.
3. Net Loss Per Share
The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128), and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and warrants. The Company has excluded the impact of all stock options and warrants from the calculation of historical diluted net loss per common share because all such securities are antidilutive for all periods presented. During the six months ended June 30, 2006, the Company issued 8,363 shares of common stock in conjunction with the exercise of stock options. As part of the Andara acquisition which closed during the first quarter of 2006, the Company issued 3,029,801 shares of common stock, of which 993,377 shares of common stock were issued pursuant to a restricted award and are subject to forfeiture. The shares subject to forfeiture have been excluded from the calculation of net loss per share.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)
3. Net Loss Per Share (continued)
The following potentially dilutive, common share equivalents were excluded from the calculation of diluted and pro forma net loss per common share because their effect was anti-dilutive for each of the periods presented:

	As of
	June 30,	June 30,
	2006	2005
Options	3,934,300	3,491,773
Warrants	6,023,466	899,859

Total	9,957,766	4,391,632

4. Inventory
Inventory consists of the following:

	June 30,	December 31,
	2006	2005
Raw materials	$113,162	$122,008
Work in process	275,178	94,055
Finished goods	107,197	19,257

Total	$495,537	$235,320

5. Property and Equipment
Property and equipment consist of the following:

	June 30,	December 31,
	2006	2005	Useful Life
Computer equipment	$250,446	$226,065	3 years
Software	180,943	98,254	3 years
Furniture and fixtures	61,445	59,633	3 years
Machinery and equipment	788,502	706,979	3 to 5 years
Leasehold improvements	59,896	56,604	Remaining lease term

	1,341,232	1,147,535
Less accumulated depreciation	(660,742)	(528,102)

Property and equipment, net	$680,490	$619,433

Depreciation expense, which includes amortization of assets under capital leases, was $69,180 and $66,377 for the three months ended June 30, 2006 and June 30, 2005, respectively, and $132,640 and $123,688 for the six months ended June 30, 2006 and June 30, 2005, respectively.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)
6. Commitments
Operating Leases
The Company leases office space in Foxborough, Massachusetts and office and laboratory space in Salt Lake City, Utah used for manufacturing and research and development. The Foxborough, Massachusetts lease expires on May 31, 2007 and includes an option to renew the lease at the end of the initial term for an additional three-year term. The Salt Lake City, Utah lease expires on November 30, 2009 and includes an option to renew the lease at the end of the initial lease term for an additional five-year term. The future minimum lease payments required under noncancellable operating leases were as follows as of June 30, 2006:

Period ending December 31:
2006	$167,306
2007	253,505
2008	192,500
2009	181,500

Total minimum lease commitments	$794,811

Capital Leases
In October 2003, the Company entered into a loan and security agreement (the “Capital Lease Line”) with a lender that allows the Company to borrow funds to finance the purchase of equipment, hardware, leasehold improvements and software. The Company may borrow up to $1,300,000 under this Capital Lease Line. All borrowings under the Capital Lease Line are collateralized by the assets financed. In connection with the Capital Lease Line, the Company issued to the lender 20,000 warrants to purchase Series A Preferred Stock. At the closing of the Merger, such warrant converted to a warrant to purchase 20,000 shares of common stock. The warrants, valued at $10,506 under the Black-Scholes model, are exercisable at the option of the holder at $1.00 per share, and expire ten years from the date of issuance. The fair value is being charged to interest expense over the 42-month term of the Capital Lease Line.
In January 2004 and May 2004, the Company received gross proceeds of $258,869 and $439,509, respectively, from financings completed under the Capital Lease Line. On September 28, 2005 and March 30, 2006, the Company received gross proceeds of $265,080 and $139,613, respectively, from financings completed under its Capital Lease Line. The proceeds were used to finance purchases of property and equipment. All financings under the Capital Lease Line have a term of 42 months, a $1.00 buyout option and monthly payments ranging from approximately 2.7% to 2.9% of the total cost of the equipment financed.
Future minimum cash payments under the Capital Lease Line at June 30, 2006 are as follows:

Period ending December 31:
2006	$180,488
2007	302,012
2008	137,321
2009	58,205

678,026

Less amount representing interest	(72,234)

Present value of minimum future payments	605,792
Less current portion of capital leases	(323,057)

Long-term portion of capital leases	$282,735

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
7. Notes Payable
On March 31, 2005, the Company entered into a one year revolving line-of-credit agreement (the “Line of Credit”) for up to $3,000,000 with a financial institution. Borrowings under the Line of Credit were available in amounts and at the time of the Company’s discretion. Borrowings were collateralized by the assets of the Company, excluding intellectual property. The Company agreed not to sell, transfer or otherwise dispose of its intellectual property rights outside the ordinary course of business, except with the prior consent of the financial institution. The Line of Credit provided for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions. The Line of Credit also contained certain acceleration clauses. Borrowings under the Line of Credit bore interest at prime rate plus 3 percent (10.25% at December 31, 2005). Interest was payable monthly and the principal was due on March 30, 2006. In connection with the execution of the Line of Credit, the Company issued to the financial institution a ten-year warrant to purchase 71,429 shares of common stock at an exercise price of $2.10 per share. The Company recorded the fair value of these warrants of $156,396 as a deferred financing cost which was amortized as interest expense over the term of the Line of Credit. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term. The Company recorded $117,297 of interest expense for the year ended December 31, 2005 related to the warrants. On May 4, 2005, the Company drew down $3,000,000 under the Line of Credit. In 2005, the Company paid interest of $165,875 related to borrowings under the Line of Credit. On January 5, 2006, the Company paid all amounts due and owing under the Line of Credit.
On December 27, 2005, the Company entered into a Loan and Master Security Agreement (the “Loan”) with General Electric Capital Corporation (the “Lender”). The Agreement provides for borrowings in an amount up to $6,000,000, of which $4,000,000 became available immediately (“Tranche 1”) and the remaining $2,000,000 is available upon the achievement of certain milestones. As a condition to borrowing any funds under Tranche 1, the Company must first have paid all amounts outstanding and due under the Company’s existing Line of Credit and fully satisfied and discharged all liens, claims and encumbrances on our property and intellectual property arising from the Loan. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Loan provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions; the Agreement also contains certain acceleration clauses. Borrowings under the agreement bear interest at the Federal Reserve’s Three (3) year Treasury Constant Maturities Rate plus 4.2 percent. The Company is required to make interest only payments on all draw-downs for the first six months and the remaining principal and interest will be repaid over 30 months. In connection with the Loan, the Company issued to the Lender a ten-year warrant to purchase 71,301 shares of common stock at an exercise price of $1.40 per share. The Company recorded the fair value of the warrants of $97,246 as deferred financing cost which amount is being amortized as interest expense over the term of the Loan. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term.
On January 10, 2006, the Company borrowed $4,000,000 under the Loan (the “Borrowing”). The Borrowings bear interest at 10.72% annually and interest only is payable for six months; thereafter, the borrowed amount will be payable in thirty equal monthly payments of principal plus interest of $152,588. If the Company fails to pay any obligation when due under the Borrowing, the Lender may declare that all Borrowings are immediately due and payable. In connection with the execution of the Borrowing, the Company issued to the Lender a ten-year warrant to purchase 55,944 shares of the common stock at an exercise price of $1.79 per share. The warrant was valued at $77,918 under the Black Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield and a 10-year term. The fair value of the warrant will be charged to interest expense over the thirty-six month term of the loan. Upon completion of these transactions, future minimum cash payments due under the Loan are as follows as of June 30, 2006:

Cyberkinetics Neurotechnology Systems, Inc .
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
7. Notes Payable (continued)

Period ending December 31:
2006	$681,819
2007	1,831,058
2008	1,831,058
2009	305,176

4,649,111
Less amount representing interest	(649,111)

Present value of minimum future payments	4,000,000
Less current portion of loan	(1,216,662)

Long-term portion of loan	$2,783,338

8. Preferred Stock
As of June 30, 2006 and December 31, 2005, the Company had 50,000,000 shares of preferred stock authorized and no shares issued and outstanding.
9. Related Party Transactions
The Company’s Chief Scientific Officer, who is also a member of the Company’s Board of Directors, is a professor and the Director of the Brain Science Program at Brown University. During the three months ended June 30, 2006 and June 30, 2005, the Company recognized product sales of $8,150 and $0 to Brown University, respectively. During the six months ended June 30, 2006 and June 30, 2005, the Company recognized products sales of $8,150 and $4,013, respectively. Amounts due from Brown University at June 30, 2006 and December 31, 2005 totaled $8,181 and $4,040, respectively.
A member of the Company’s Board of Directors is an assistant professor at the University of Chicago. During the three months ended June 30, 2006 and June 30, 2005 the Company recognized no product sales to the University of Chicago. During the six months ended June 30, 2006 and June 30, 2005, the Company recognized product sales of $20,000 and $4,000, respectively. A member of the Company’s Board of Directors is an assistant professor at the University of Chicago. There were no amounts due from the University of Chicago at June 30, 2006 and December 31, 2005.
10. Acquisition of Andara Life Science, Inc.
Pursuant to an Agreement and Plan of Merger dated February 14, 2006 (the “Andara Merger Agreement”), among Cyberkinetics, Andara and Andara Acquisition Corp., a wholly-owned subsidiary of the Company, (“Acquisition”), on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana, Acquisition merged with and into Andara and all of the issued and outstanding capital stock of Andara was exchanged for an aggregate of 3,029,801 shares of common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (“Restricted Stock”). The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Merger. Andara was the surviving corporation in the Merger and became a wholly-owned subsidiary of Cyberkinetics. As the restricted stock is considered contingent consideration, only the 2,036,424 shares of unrestricted common stock (3,029,801 issued less 993,377 restricted shares) has been included as part of the aggregate purchase price calculation. In accordance with to SFAS No. 141 Business Combinations (SFAS No. 141) and EITF Issue No 98-3 Determining whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business , the Company determined that this transaction does not constitute a business combination and accordingly, has accounted for it as an asset purchase. The accounting for the transaction is similar to purchase accounting under SFAS No. 141, except that goodwill is not recorded.

Cyberkinetics Neurotechnology Systems, Inc .
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
10. Acquisition of Andara Life Science, Inc. (continued)
The total consideration of $3,102,000 consisted of $2,912,000 of unrestricted Cyberkinetics common stock and approximately $190,000 in transaction costs which primarily consisted of fees paid for legal and accounting services. The amount of consideration paid by Cyberkinetics was determined through arms-length negotiation between Cyberkinetics and Andara. There was no material pre-existing relationship between Andara or its stockholders and Cyberkinetics or any of its affiliates, directors or officers, or any associate of a director or officer of Cyberkinetics.
The fair value of the tangible and intangible assets acquired and liabilities assumed were recorded as follows:

Property and Equipment	$2,012
Intangible assets
Non–competition agreements (estimated useful lives of 3 years)	213,632
Developed technology (estimated useful lives of 10 years)	1,709,054
Acquired in process research and development	1,602,239
Current Liabilities	(425,000)

Net assets acquired	$3,101,937

The fair market value of the intangible assets acquired was based on a valuation determined using an income approach for the developed technology and a discounted cash flow analysis for the non-competition agreements and In Process Research and Development (“IPR&D”). The discount rate used in determining the net present value of the cash flows was 36% and is consistent with the overall risks of developing the projects. In determining the value of the IPR&D, the Company considered the clinical development timeline and costs, market size and nature of the industry. The value of the acquired IPR&D reflects the relative value and contribution of the acquired research and development. The IPR&D was written off immediately upon the consummation of the transaction and is presented as a separate line on the Company’s Statement of Operations. The non–competition agreements and developed technology are being amortized over their estimated useful life of three and ten years, respectively.
The Company’s Statement of Operations includes the results of operations of Andara since the date of the acquisition. For the quarter ended June 30, 2006, and for the six months ended June 30, 2006, respectively, the Company recorded $60,529 and $90,794 of amortization expense related to the non–competition agreements and developed technology of which the entire amount was included in research and development.
The following unaudited pro forma consolidated information gives effect to the acquisition of Andara as if the acquisition occurred on January 1, 2005.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Total revenue	$471,411	$166,300	$856,091	$587,590
Net loss	(2,645,928)	(2,813,424)	(5,162,086)	(5,153,381)
Net loss per share	$(0.09)	$(0.16)	$(0.19)	$(0.29)
The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that may be obtained in the future.
11. License Agreements
In connection with the acquisition of Andara, Cyberkinetics became the licensee of an exclusive, sublicenseable, royalty bearing license with Purdue Research Foundation for the development and commercialization of the PRF technology pertaining to the Andara™ OFS Device and the Andara™ OFS Device Plus, and a series of neurotrophic and other drugs to be utilized with the Andara OFS Device or on their own. The Company agreed to pay milestones and royalties to PRF based upon gross receipts

Cyberkinetics Neurotechnology Systems, Inc .
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
11. License Agreements (continued)
generated from the various licensed products. The Company has not yet generated any gross receipts related to the PRF technology. There are no milestone obligations for the Andara™ OFS Device and Andara™ OFS Device Plus as of June 30, 2006. The Company agreed to pay a 3% royalty on product sales of the Andara™ OFS Device and Andara™ OFS Device Plus. The Company may reduce, by up to 50%, the royalties due to PRF by the royalties paid to third parties provided the reductions do not exceed 50% during any given annual reporting period. For the remaining licensed products, the Company is obligated to make four milestone payments to PRF; three for the completion of each clinical trial phase I, II and III, respectively and the fourth payment at the inception of the product launch. The milestone payments range from $30,000 to $1,500,000 for a successfully launched product. The Company is obligated to make annual maintenance payments to PRF of $100,000 beginning in 2009, $250,000 in 2010 through 2012 and $500,000 in 2013 and beyond. These maintenance payments may be credited against any royalties or other payments due to PRF during the same annual period. This license agreement will terminate at the later of either the expiration of the last valid claim upon the patents or the tenth-year anniversary of the first commercial shipment of a licensed product.
Also in connection with the acquisition of Andara, Cyberkinetics became the licensee of an exclusive sublicenseable license with IURT for the development and commercialization of the IURT technology pertaining to the OFS Device and OFS device with a series of neurotrophic and other drugs to be utilized with the OFS Device or on their own.

Cyberkinetics Neurotechnology Systems, Inc.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward Looking Statements
The following discussion of consolidated financial condition and results of operations of the company should be read in conjunction with the unaudited financial statements and the related notes thereto included elsewhere in this Form 10-QSB. Except for the historical information contained herein, the following discussion, as well as other information in this report, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the “risk factors” section of the Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2006. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this release.
Overview
Cyberkinetics. We are a medical device company specializing in the development of neural implants that can interact with the brain and the nervous system at the level of individual cells. We intend to use our core technology to develop a portfolio of implantable medical devices that can detect and interpret brain activity in real time at the cellular level as the basis for diagnosis and treatment of a broad range of neurological conditions. Our product pipeline currently includes: a line of research products to support leading-edge, pre-clinical neuroscience research; the NeuroPortTM System, which is a recently 510(k)-cleared entry in the market for invasive neurosurgical monitoring; and the BrainGate System, currently in clinical evaluation, which is intended to allow a disabled person to control a computer using thought alone. Our strategy is to leverage our core proprietary technology to establish ourselves as a leader in the fields of functional restoration (i.e., the ability to communicate with electrical devices to perform those functions that the body is no longer able to perform autonomously or on command) and in monitoring and treating neurological disorders. We also manufacture and market a line of neural recording arrays and data acquisition systems to researchers.
In February 2006, we acquired Andara Life Science, Inc. (“Andara”), an Indiana corporation, through the merger of a wholly owned subsidiary of Cyberkinetics with and into Andara (the “Andara Merger”). Prior to its acquisition by us, Andara was a privately held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University.
Andara was acquired pursuant to the terms and conditions of an Agreement and Plan of Merger dated February 14, 2006 (the “Andara Merger Agreement”), among the Company, Andara and Andara Acquisition Corp. (“Acquisition”), a wholly-owned subsidiary of the Company, on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana. Acquisition merged with and into Andara and all of the issued and outstanding capital stock of Andara was exchanged for an aggregate of 3,029,801 shares of the common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (the “Restricted Stock”). As a result of the Andara Merger, Andara became a wholly-owned subsidiary of the Company. The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Andara Merger. The acquisition enables Cyberkinetics to continue the development of Andara’s key technologies, the Andara™ Oscillating Field Stimulator (“Andara™ OFS Device”) which is used to treat acute injuries and the Andara™ OFS PLUS system which is in preclinical studies and which includes the use of neurotrophic growth factor which is being developed to potentially treat long-term (chronic) injuries.
We have a limited history of operations and, through June 30, 2006, we have generated limited revenues from product sales. We have also generated revenue from grant income. The long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the NeuroPortTM and BrainGate Systems and the Andara™ OFS Device.
We have been unprofitable since Cyberkinetics’ inception in May 2001 and we expect to incur substantial additional operating losses for at least the foreseeable future as we continue to expand our product development activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial performance are not necessarily indicative of our future operating results. We have incurred substantial net losses since inception. As of June 30, 2006, our accumulated deficit was $28,544,000. We expect to incur substantial and increasing losses for the next several years as we:
•	continue to develop the BrainGate System , the NeuroPortTM System and the AndaraTM OFS Device;

•	continue to enroll new patients in our clinical study(ies);

•	develop and commercialize our product candidates, if any, that receive regulatory approval;

•	continue to expand our research and development programs;

•	acquire or in-license products, technologies or businesses that are complementary to our own; and

•	increase our general and administrative expenses related to operating as a public company.
We have financed our operations and internal growth primarily through private placements of equity securities, funding through capital lease and debt facilities as well as to a much more limited extent through revenue from product sales and sponsored research. Our business is subject to significant risks, including, but not limited to, the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing intellectual property rights.
Research and Development. Our research and development activities have been primarily focused on the development of the NeuroPort TM System and the pilot clinical trial of the BrainGate System. Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, non-cash stock compensation expense for non-employees, costs associated with the clinical trials of our product candidates, supplies and materials, costs for consultants and related contract research, depreciation and facility costs. We charge all research and development expenses to operations as they are incurred. In the future, the rate of spending on the BrainGate System is likely to increase as additional clinical trials are performed. The initial version of the BrainGate System is not expected to be commercially launched for at least several years, if at all. We have also initiated development of a completely implantable sensor and signal transmission system for long-term use that can be operated by the user outside of the hospital setting which will take longer to develop and is expected to be launched after the initial version of the BrainGate System. Additionally, our rate of spending is likely to increase as we develop the portfolio of products recently acquired from Andara. These products include the proprietary Andara™ Oscillating Field Stimulator, that we are preparing to launch in 2007, and the Andara™ OFS PLUS System, for which we expect to commence a pilot clinical trial in 2008. While we cannot estimate with any certainty the time required for commercial approval of the BrainGate System or the Andara OFS Device, we expect that we will need to raise substantial additional capital in order to reach breakeven from the sales of advanced neurological products.
At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of current product candidates, and the expansion of our research programs.
The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when, if ever, any net cash inflow from any of our current product candidates will commence.

Three Months Ended June 30, 2006 and 2005
Revenues
Product Sales and Gross Margin. Our business focus since inception in May 2001 has been on the development of our advanced neurological products, such as the NeuroPort™ and BrainGate Systems. We also sell our BIONIC® line of brain-computer interface equipment to universities and research hospitals involved in neurological research. We expect that our sales from the BIONIC® products will continue to be limited and are therefore, likely to continue to fluctuate in the future. Product sales increased $168,000 to $295,000 for the three months ended June 30, 2006 from $127,000 for the three months ended June 30, 2005. The 132% increase in sales was due to an increase in the number of BIONIC® units sold. The gross margin on product sales was approximately 51% and 75% for the three months ended June 30, 2006 and 2005, respectively. The decrease in gross margin is principally a result of the mix of products sold and, to a lesser extent, a decrease in the average selling price of products sold.
Grants. Revenue from grants increased $138,000 to $177,000 for the three months ended June 30, 2006 from $39,000 for the three months ended June 30, 2005. The increase in grant revenue is primarily due to income from our subcontract with Case Western Reserve University (Case). We were awarded this subcontract in October 2005 under a grant issued to Case by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). The subcontract provides us, in conjunction with other collaborators, with the financial resources to support the joint development of a neuroprosthetic system capable of restoring partial arm and hand function to individuals with extensive paralysis due to high cervical spinal cord injury. We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will receive the full $2.3 million potentially available under this subcontract.
A portion of the grant revenue for the three months ended June 30, 2006 and all of the grant revenue for the three months ended June 30, 2005 consists of income from research grants obtained from the U.S. government through the Small Business Innovative Research (“SBIR”) program. During the quarter ended June 30, 2006, we completed one of the two remaining SBIR grants with the final one scheduled for completion by the end of 2006. We no longer submit SBIR grant applications because of uncertainties concerning the availability of these types of grants to public companies.
Expenses
Research and Development. Research and development expenses increased $220,000 to $1,604,000 for the three months ended June 30, 2006 from $1,384,000 for the three months ended June 30, 2005. This increase was primarily due to a $233,000 increase in outside consulting services used principally in connection with the Andara™ OFS Device and the BrainGate System and additional amortization expense of $61,000 as a result of the intangible assets recorded in connection with the acquisition of Andara. These increases were partially offset by a net decrease of $74,000 in spending primarily related to NeuroportTM System development as well as other operating expenses.
Sales and Marketing. Sales and marketing expenses increased $133,000 to $219,000 for the three months ended June 30, 2006, from $86,000 for the three months ended June 30, 2005. The increase is a result of increased sales and marketing associated with the Andara™ OFS Device and NeuroportTM System including an increase of $95,000 in compensation related primarily to developing the commercial organization which included the hiring of our Vice President of Sales and Marketing at the end of the first quarter of 2006. The increase is also due to increased travel and entertainment of $16,000 related to on-going sales efforts for the NeuroPort program and initial marketing efforts in connection with the anticipated launch of Andara™ OFS Device as well as increase of $15,000 in stock-based compensation expense related to the adoption of SFAS 123R.
General and Administrative. General and administrative expenses increased $113,000 to $1,103,000 for the three months ended June 30, 2006 from $990,000 for the three months ended June 30, 2005. The increase is primarily due to a $66,000 increase in stock-based compensation expense primarily resulting from the adoption of SFAS 123R as well as a net increase of $29,000 in legal, accounting and other public company costs, including investor relations costs.
Other Income and Expenses
Other Income (Expense), Net. Interest income increased $77,000 to $95,000 for the three months ended June 30, 2006 from $18,000 for the three months ended June 30, 2005. The increase in interest income is primarily the result of a higher average invested cash balance as well as higher interest rates. Interest expense increased $34,000 to $141,000 for the three months ended June 30, 2006 from $107,000 for the three months ended June 30, 2005. The increase is related to borrowings under the Loan with General Electric Capital Corporation.
Net Loss
Net Loss. Our net loss increased $232,000 to $2,646,000 for the three months ended June 30, 2006 from a net loss of $2,414,000 for the three months ended June 30, 2005. The increase is primarily a result of an expansion of our Braingate program costs and the Andara program acquired in February 2006. These efforts included an increase in outside consulting services. The increased net loss also includes the impact of the adoption of SFAS 123R and an increase in compensation related expenses, partially offset by increased total revenues. Our net loss per common share decreased $0.06 per share to $0.09 for the three months ended June 30, 2006 from $0.15 for the three months ended June 30, 2005. The decrease in net loss per share was due to an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased 12,182,000 to 27,900,000 for the three months ended June 30, 2006 from 15,718,000 for the three months ended June 30, 2005 due to the 9,836,000 shares issued in connection with the private placement completed in September 2005 and 2,036,000 shares of unrestricted stock issued in connection with the acquisition of Andara.
Six Months Ended June 30, 2006 and 2005
Revenues
Product Sales and Gross Margin. Our business focus since inception in May 2001 has been on the development of our advanced neurological products, such as the NeuroPort™ and BrainGate Systems. We also sell our BIONIC® line of brain-computer interface equipment to universities and research hospitals involved in neurological research. We expect that our sales from the BIONIC® products will continue to be limited and are therefore, likely to continue to fluctuate in the future. Product sales increased $50,000 to $427,000 for the six months ended June 30, 2006 from $377,000 for the six months ended June 30, 2005. The 13% increase in product sales was principally related to an increase in the number of BIONIC ® units sold. The gross margin on product sales was approximately 54% and 80% for the six months ended June 30, 2006 and 2005, respectively. The decrease in gross margin is principally a result of the mix of products sold and, to a lesser extent, a decrease in the average selling price of products sold. Additionally, the Company recognized $60,000 of revenue during 2005 that had previously been deferred. The costs associated with $60,000 of deferred revenue were recognized at the time the sale was made in 2003.
Grants. Revenue from grants increased $218,000 to $429,000 for the six months ended June 30, 2006 from $211,000 for the six months ended June 30, 2005. The increase in grant revenue is primarily due to income from our subcontract with Case Western Reserve University (Case). We were awarded this subcontract in October 2005 under a grant issued to Case by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). The subcontract provides us, in conjunction with other collaborators, with the financial resources to support the joint development of a neuroprosthetic system capable of restoring partial arm and hand function to individuals with extensive paralysis due to high cervical spinal cord injury. We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will receive the full $2.3 million potentially available under this subcontract. We finalized the subcontract with Case on March 31, 2006 and recognized revenue during the six months ended June 30, 2006 related to services performed from September 2005, the initial period covered by the subcontract, through June 30, 2006.
A portion of the grant revenue for the six months ended June 30, 2006 and all of the grant revenue for the six months ended June 30, 2005 consists of income from research grants obtained from the U.S. government through the SBIR program. During the six months ended June 30, 2006, we completed one of the two remaining SBIR grants with the final one scheduled for completion by the end of 2006. We no longer submit SBIR grant applications because of uncertainties concerning the availability of these types of grants to public companies.
Expenses
Research and Development. Research and development expenses increased $163,000 to $3,001,000 for the six months ended June 30, 2006 from $2,838,000 for the six months ended June 30, 2005. This increase was primarily due to a $298,000 increase in outside consulting services used principally in connection with the Andara™ OFS Device and the BrainGate System and additional amortization expense of $95,000 as a result of the intangible assets recorded in connection with the acquisition of Andara. These increases were partially offset by a decrease of $230,000 in spending primarily related to NeuroportTM System development and other operating expenses.

Sales and Marketing. Sales and marketing expenses increased $161,000 to $329,000 for the six months ended June 30, 2006, from $168,000 for the six months ended June 30, 2005. The increase is a result of increased sales and marketing associated with the Andara™ OFS Device and NeuroportTM System including an increase of $117,000 in compensation related primarily to developing the commercial organization which included the hiring of our Vice President of Sales and Marketing at the end of the first quarter of 2006. The increase is also due to increased travel and entertainment of $16,000 related to on-going sales efforts for the NeuroPort program and initial marketing efforts in connection with the anticipated launch of Andara™ OFS Device as well as increase of $17,000 in stock-based compensation expense related to the adoption of SFAS 123R.
General and Administrative. General and administrative expenses increased $80,000 to $2,157,000 for the six months ended March 30, 2006 from $2,077,000 for the six months ended June 30, 2005. The increase is primarily due to an $114,000 increase in stock-based compensation expense resulting from the adoption of SFAS 123R and a net increase of $29,000 in other operating costs, partially offset by a net decrease of $63,000 in legal, accounting and other public company costs, including investor relations costs.
Other Income and Expenses
Other Income (Expense), Net. Interest income increased $171,000 to $204,000 for the six months ended June 30, 2006 from $33,000 for the six months ended June 30, 2005. The increase in interest income is primarily the result of a higher average invested cash balance as well as higher interest rates. Interest expense increased $199,000 to $322,000 for the six months ended June 30, 2006 from $123,000 for the six months ended June 30, 2005. The increase is related to borrowings under the Loan with General Electric Capital Corporation.
Net Loss
Net Loss. Our net loss increased $1,886,000 to $6,547,000 for the six months ended June 30, 2006 from a net loss of $4,661,000 for the six months ended June 30, 2005. The net loss included a one-time charge of $1,602,000 for in-process research and development recorded in connection with the acquisition of Andara. The increase is primarily a result of an expansion of our Braingate program and the Andara program acquired in February 2006. These efforts included an increase in outside consulting services. The increased net loss also includes the impact of the adoption of SFAS 123R and an increase in compensation related expenses, partially offset by increased total revenues. Our net loss per common share decreased $0.06 per share to $0.24 per share for the six months ended June 30, 2006 from $0.30 for the six months ended June 30, 2005. The decrease in net loss per share was due to an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased 11,697,000 to 27,391,000 for the six months ended June 30, 2006 from 15,694,000 for the six months ended June 30, 2005 due to the 9,836,000 shares issued in connection with a private placement completed in September 2005 and 2,036,000 shares of unrestricted stock issued in connection with the acquisition of Andara.
Liquidity and Capital Resources
We have financed operations and internal growth since inception primarily through the private placements of equity and debt securities, as well as through revenue from product sales and sponsored research. We have received net proceeds of $25,234,000 from the private placement of equity securities through June 30, 2006. We have also received additional proceeds of $4,000,000 under a loan agreement and $1,103,000 under a capital lease line through June 30, 2006. As of June 30, 2006, we had $7,816,000 of cash and cash equivalents on hand.
Net cash used in operating activities was $4,190,000 for the six months ended June 30, 2006. The primary use of cash was to fund our operations. Included in our net loss for the six months ended June 30, 2006 of $6,547,000 were non-cash expenses totaling $2,710,000 consisting of a charge for in-process research and development of $1,602,000, stock-based compensation expense of $806,000, depreciation and amortization expense of $235,000 and non-cash interest of $67,000. The use of cash for operations included costs for the continued development and commercialization of our products as well as the expenses incurred to operate as a public company including legal, accounting and investor and public relations. Working capital changes affecting our cash position include a use of cash resulting from a net decrease of $342,000 in accounts payable and accrued expenses. This decrease was primarily due to the payment of $425,000 of liabilities assumed with the Andara acquisition, partially offset by increases in other accounts payable. In addition, we used $260,000 of cash related to an increase in inventory. These uses of cash were partially offset by a net decrease of $249,000 in other operating assets. Our prior operating costs are not representative of our expected ongoing costs. As we market and prepare for the launch of the NeuroPort™ System, and continue development of the BrainGate System and the Andara™ OFS Device, we expect our cash operating expenses to continue to increase for the foreseeable future.
Net cash used in investing activities was $336,000 for the six months ended June 30, 2006. We used cash to purchase equipment totaling $192,000. In connection with the acquisition of Andara, we used $144,000 primarily for legal and consulting costs associated with the transaction.

Net cash provided by financing activities was $996,000 for the six months ended June 30, 2006. We entered into a Loan and Master Security Agreement (the “Loan”) with General Electric Capital Corporation (the “Lender”) on December 27, 2005. The Agreement provides for borrowings in an amount up to $6,000,000, of which $4,000,000 is available immediately (“Tranche 1”) and the remaining $2,000,000 is available upon the achievement of certain milestones. As a condition to borrowing any funds under Tranche 1, the Company must first have paid all amounts outstanding and due under the Company’s existing Line of Credit and fully satisfied and discharged all liens, claims and encumbrances on our property and intellectual property arising from the Loan. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Loan provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions; the Agreement also contains certain acceleration clauses. Borrowings under the agreement bear interest at the Federal Reserve’s Three-year Treasury Constant Maturities Rate plus 4.2 percent. The Company is required to make interest only payments on all draw-downs for the first six months and the remaining principal and interest will be repaid over 30 months. In connection with the Loan, the Company issued to the Lender a ten-year warrant to purchase 71,301 shares of common stock at an exercise price of $1.40 per share. The Company recorded the fair value of the warrants of $97,246 as deferred financing cost which is being amortized as interest expense over the term of the Loan. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term.
On January 5, 2006, the Company paid $3,000,000 which was the total amount due and owing under the Line of Credit. On January 10, 2006, the Company borrowed $4,000,000 under the Loan Agreement. The borrowings bear interest at 10.72% annually and interest only is payable for six months; thereafter, the borrowed amount will be payable in thirty equal monthly payments of principal plus interest. If the Company fails to pay any obligation when due under the Borrowing, the Lender may declare that all Borrowings are immediately due and payable. In connection with the execution of the Borrowing, the Company issued to the Lender a ten-year warrant to purchase 55,944 shares of the common stock at an exercise price of $1.79 per share. The warrant was valued $77,918 under the Black Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield and a 10-year term. The fair value of the warrant will be charged to interest expense over the thirty-six month term of the loan.
We have financed a portion of our property and equipment purchases through the establishment of equipment lines of credit. During 2006 we received proceeds from a capital lease line of $140,000 and we used approximately $146,000 to make payments under the capital lease line.
     Our future capital requirements will depend upon many factors, including advancement of our research and development programs and clinical studies, progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.
     We expect to continue to incur negative cash flows and net losses for at least the foreseeable future. Based upon our current plans, we believe that our existing capital resources will be sufficient to meet our operating expenses and capital requirements through at least December 2006. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising the necessary funds on acceptable terms, or at all. Without sufficient funds, we may be required to delay, scale back or eliminate some of our research and development activities or delay the launch of our product candidates. If the Company is unable to raise sufficient additional financing we will not be able to continue our operations.
We may seek to increase our cash reserves, in addition to the debt financing completed in January 2006, by obtaining additional funding through public or private financing, including the placement of shares of preferred or common stock; or collaborative arrangements with strategic partners; or a combination of the two.
Off-Balance Sheet Arrangements
As of June 30, 2006, we had no off-balance sheet arrangements.
Critical Accounting Policies
This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:
Revenue Recognition. We recognize revenue from product sales, research grants from the U.S. government through the Small Business Innovative Research (“SBIR”) program and research grants and contracts from other sources. Product sales consist of sales of our BIONIC® line of brain-computer interface equipment to universities and research hospitals involved in neurological research. Product sales are recognized in accordance with SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition , when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred and collection is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which occurs at the time of shipment. Terms for all customers are FOB shipping. The product operates without any custom configuration or installation. Product sales do not contain multiple elements. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on us. Terms of product sales contain no contractual rights of return. In practice, we have not experienced or granted rights of return.
We recognize revenues from research grants as reimbursable, eligible costs are incurred. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. In accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent , we record grant revenues on a gross basis as we are the primary obligor with respect to our research and development activities. We are subject to grant audits as required by the Department of Health and Human Services. Audits may result in adjustments to the amount of grant revenues recorded and funds received. Historically, we have not been required to make any adjustments to the amount of grant revenues recorded and funds received as a result of grant audits.
Accounts Receivable. Accounts receivable represent amounts due from customers for goods shipped. We extend 30-day payment terms to our customers, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collection problems to date. If our collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.
Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of work-in-process and finished goods. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we cannot recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.
Long-lived Assets. Our long-lived assets include fixed assets, identifiable intangibles, consisting of acquired patent technology, research grants, and goodwill.
Property and Equipment and Identifiable Intangible Assets. We periodically review our property and equipment and identifiable intangible assets for impairment. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.
Goodwill. In assessing the recoverability of our goodwill, we make assumptions, at least annually, regarding its fair value, including estimated future cash flows and other factors. We currently make this annual assessment as of October 1 each year. This process is subjective and requires judgment. If these estimates or their related assumptions change in the future, or if actual cash flows are below estimates, we may be required to record goodwill impairment charges.
Stock-Based Compensation. Prior to January 1, 2006, the Company accounted for stock-based awards issued to employees under its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense was recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company elected to adopt, for periods prior to January 1, 2006, the disclosure requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation , as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (collectively, SFAS 123) which used a fair value based method of accounting for share-based awards. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. In conjunction with the adoption of SFAS 123R, the Company applied the principles of Staff Accounting Bulletin No. 107 (SAB 107), which provides guidance on the implementation of SFAS 123R.

SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The Company elected to determine the fair value of stock options using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized under SFAS 123.
The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and EITF No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally recognized over the vesting period of the award.
Recently Issued Accounting Standards
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement for APB Opinion No. 20, Accounting Changes (APB 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements . This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires voluntary changes in accounting principles be recognized retrospectively to financial statements for prior periods, rather than recognition in the net income of the current period. Retrospective application requires restatements of prior period financial statements as if that accounting principle had always been used. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt the provisions of SFAS 154 for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. At this time, we do not believe the adoption of this standard will have a material impact on our results of operations.
Item 3. Controls and Procedures.
Disclosure Controls and Procedures.
The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Vice President, Finance, have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. The Company’s Chief Executive Officer and Vice President, Finance, have further concluded that, as of the end of such period, the Company’s controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s Chief Executive Officer and Vice President, Finance, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting.
There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the Company’s fiscal quarter ended June 30, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Part II: Other Information
Item 1. Legal Proceedings
We are not a party to any material legal proceedings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Not applicable.
Item 3. Defaults Upon Senior Securities
Not applicable.
Item 4. Submission of Matters to a Vote of Security Holders
At our Annual Meeting of Stockholders (the “Annual Meeting”) on June 7, 2006, the following matters were acted upon by our shareholders:
1.	The election of eight directors for the ensuing year;

2.	The approval of an amendment to our 2002 Equity Incentive Plan; and

3.	The ratification of the appointment of Vitale, Caturano & Company, Ltd. as auditors for the fiscal year ending December 31, 2006.
The number of shares of Common Stock issued, outstanding and eligible to vote as of the record date of April 25, 2006 was 28,890,311. The results of the voting on each of the matters presented to shareholders at the Annual Meeting are set forth below:

	VOTES FOR	VOTES WITHHELD	VOTES AGAINST	ABSTENTIONS	BROKER NON-VOTES
1. Election of eight directors:
Timothy R. Surgenor	18,510,009	16,178	NA	NA	NA
John P. Donoghue, Ph.D.	18,510,309	15,878	NA	NA	NA
Mark Carney	18,509,779	16,408	NA	NA	NA
Mark P. Carthy	18,508,779	17,408	NA	NA	NA
George N. Hatsopoulos, Ph.D	18,510,189	15,998	NA	NA	NA
Nicholas Hatsopoulos, Ph.D.	18,510,309	15,878	NA	NA	NA
Theo Melas-Kyriazi	18,509,909	16,278	NA	NA	NA
Daniel E. Geffken	18,510,009	16,178	NA	NA	NA
2. Approval of amendment to 2002
Equity Incentive Plan:	16,279,661	NA	59,535	690	2,186,301
3. Ratification of Auditors:	18,514,477	NA	9,150	2,560	NA
Item 5. Other Information
None.
Item 6. Exhibits
The exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES
     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer (Principal Executive Officer)

Date: August 14, 2006

By:	/s/ Kimi E. Iguchi

Kimi E. Iguchi
Vice President, Finance (Principal Financial and
Accounting Officer)

Date: August 14, 2006

EXHIBIT INDEX

10.1**	Development Proposal and Agreement between Minnetronix, Inc., Andara Life Science, Inc. and Cyberkinetics Neurotechnolgy Systems, Inc. dated May 30, 2006.

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 *	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

**	Confidential treatment requested for certain portions of this agreement.

Exhibit 10.1
Development Proposal and Agreement
For
Cyberkinetics Neurotechnology Systems, Inc.
and
Andara Life Science, Inc.
Oscillating Field Stimulator
Proposal # 1264C
May 19, 2006
Minnetronix, Inc.
1635 Energy Park Drive
St. Paul, MN 55108
651.917.4060
651.917.4066 fax
www.minnetronix.com

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006

Table of contentsExecutive Overview	3

1.1 Project Overview	3

1.2 Project Schedule	3

1.3 Summary of Project Cost Estimates	3

1.4 Cost Structure	4

2 Development Proposal	5

2.1 Scope	5

2.2 System Description	5

2.3 Roles and Responsibilities	5
2.3.1 Cyberkinetics’ Roles	5
2.3.2 Minnetronix’ Roles	5
2.3.3 FDA and CE-marking Activities	6
2.3.4 Verification and Validation Activities	7

2.4 Project Overview	7
2.4.1 Project Summary	7
2.4.2 Detailed Design, Pre-production Build and Verification (Phases 2,3,4)	8
2.4.3 Design Transfer (Phase 5)	8
2.4.4 Cost Structure	8
2.4.5 Project Cost Estimate and Schedule	9
2.4.6 Detailed Task Breakdown	9
2.4.7 Project Deposit	9
2.4.8 Payment Schedule	9
2.4.9 Estimated Material Costs	10
2.4.10 Project Start	10
2.4.11 Project Scope Changes	10
2.4.12 Project Termination or Cancellation	10

2.5 Assumptions	10
General Assumptions	10
Technical Assumptions	11
Regulatory Assumptions	11

2.6 Design History	11

2.7 Design Controls	11

3 Section 3	13

4 Additional Terms and Conditions	14

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 2 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
Executive Overview
1.1 Project Overview
Cyberkinetics Neurotechnology Systems, Inc. (“Cyberkinetics”) has recently acquired Andara Life Science, Inc. (“Andara”). Andara, which is now a wholly owned subsidiary of Cyberkinetics, owns certain technology targeted at directing and controlling nerve fiber growth in the spinal cord. The technology includes a prototype-level design of an implantable Oscillating Field Stimulator (the “OFS”). This proposal and agreement (the “Agreement”), which is effective as of May 30, 2006 (the “Effective Date”) presents a plan for Minnetronix to work with Cyberkinetics and Andara to assess the existing design, revise the design for improved manufacturability, verify the design and to prepare the OFS for manufacturing, including the development of a complete Device Master Record (the “Project”). Except as required by the context, any reference in this document to “Cyberkinetics” will be deemed to refer to both Cyberkinetics and Andara.
1.2 Project Schedule
Major Project milestones, based on the schedule presented in this Agreement are identified in the following table. Additional information regarding Project tasks and a detailed Project schedule are provided in following sections of the Agreement.

Project Milestones	Target Completion Dates
Project Start	[***]
Preliminary requirements review and risk analysis	[***]
Preliminary design review	[***]
Mechanical and electrical design updates complete	[***]
Alpha build, preliminary verification testing & completion of technical data package for Humanitarian Device Exemption (“HDE”) application submission to the U.S. Food and Drug Administration (“FDA”)	[***]
Pre-production build and verification testing complete	[***]
Design transfer complete	[***]
1.3 Summary of Project Cost Estimates
The estimated development costs by Project phase are summarized in the following table. Further detail regarding cost estimates and associated services and technical assumptions is provided in following sections of the Agreement

Phase	Estimated Services Cost
Phase 1 Requirements and Design Review	[***]
Phase 2 Detailed Design Completion	[***]
Phase 3 Alpha Prototype Build and Preliminary Verification Testing	[***]
Phase 4 Verification Device Build and Formal Verification Testing	[***]
Phase 5 Design Transfer to Clinical Device Builds	[***]
TOTAL PRELIMINARY COST ESTIMATE	[***]

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 3 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
*Note: The Project cost estimates for the Project are included as ranges, with actual costs highly contingent on the amount of redesign and new design documentation required and agreed to by the parties during the Project. At the completion of each phase of the Project, Minnetronix will provide Cyberkinetics with an updated total Project cost estimate.
1.4 Cost Structure
Project work is bid on a time and materials basis, wherein Minnetronix will bill Cyberkinetics for actual expended labor and material costs. Labor will be billed per the following rate schedule:

Resource	Rate
Project Leader	[***]
Electrical, Software, Mfg. and Quality Engineers	[***]
Mechanical Engineers	[***]
Engineering Technicians & Documentation Control	[***]
Materials will be billed to Cyberkinetics at [***]. The “material” costs include all parts, tools and third party services. The cost of any travel by Minnetronix employees outside the Twin Cities areas that is approved in advance by Cyberkinetics will also be billed as material costs.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 4 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
2 Development Proposal
2.1 Scope
This Agreement addresses Minnetronix’ efforts to review, revise and document the existing Cyberkinetics OFS design and design documentation, build prototype units and complete design verification testing. Notwithstanding anything to the contrary in this Agreement, this Agreement does not address the production of for-sale units (if Cyberkinetics is successful in obtaining HDE approval for the OFS) or production of units for clinical trials.
2.2 System Description
2.2.1 Overview
The following preliminary block diagram includes the major subsystems in the OFS as well as a more detailed depiction of the major subsystems and interconnections required for the OFS electronics:
[***]
               2.2.1.1 Design Approach
The existing OFS design has been built in limited quantities and used for initial clinical studies. The design is fully-functional and meets general performance requirements for the device. As proposed, redesign efforts on the OFS will be primarily focused on improving manufacturability while retaining all critical aspects of the existing design. The redesigned OFS will be designed to provide the same stimulation output and will incorporate the same functions as the existing units. Design modifications to improve robust and manufacturability will be considered and will likely include the following:
[***]
2.3 Roles and Responsibilities
This Project as proposed will be a joint effort between Minnetronix and Cyberkinetics.
2.3.1 Cyberkinetics’ Roles
Cyberkinetics personnel will be available for consultation and will provide input to Minnetronix engineers throughout the Project. Cyberkinetics team members will work closely with Minnetronix personnel to facilitate transfer of design information and finalization of system requirements in the initial phase of development. During the Project, Cyberkinetics will provide ongoing input into the OFS development and documentation and will be invited to participate in all formal Project and design reviews. Throughout the Project, Cyberkinetics will work closely with Minnetronix design engineers to ensure successful implementation and integration of existing technology from Cyberkinetics’ technology development partners.
2.3.2 Minnetronix’ Roles
Minnetronix personnel will be responsible for system engineering, including system requirements management, and will complete all necessary system design modifications and documentation tasks associated required during the Project. Minnetronix will also conduct final assembly of all prototype devices. Minnetronix will complete Project tasks and develop and maintain design history records, appropriate for documenting design and configuration management control for the OFS design and verification.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 5 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
The Minnetronix team structure is given below:
•	Project Leader

•	Systems Engineer

•	Hardware Engineer

•	Mechanical Engineering Consultant

•	QA Engineer

•	Manufacturing Engineer

•	Engineering Technicians

•	Purchasing and Document Control Associates
2.3.2.1 Industrial Design and Mechanical Engineering Partner
Minnetronix’ standard practice for industrial design and mechanical engineering work is to select appropriate external ID/mechanical design resources for each Project. Minnetronix has developed a network of skilled and experienced partners, each with unique capabilities and specialties and all that have significant medical device experience. For the Cyberkinetics Project, Minnetronix will work with [***], a partner that has extensive implantable packaging and leads design and manufacturing experience. Minnetronix will also be leveraging the expertise and capabilities of [***], a company with a particular focus on manufacturing of implantable sub-assemblies and assemblies. Minnetronix shall be permitted to subcontract the performance of certain of its other obligations under this Agreement to qualified third parties, provided that, in each case, including the subcontractors identified in the immediately preceding sentence, (a) the third parties perform the activities in a manner consistent with this Agreement, (b) Minnetronix remains liable and solely responsible for the permitted subcontractor’s performance, and (c) Minnetronix causes any such permitted subcontractor to be bound in writing by, and to comply with, all confidentiality, intellectual property, quality assurance, regulatory and other obligations and requirements of Minnetronix set forth in this Agreement.
2.3.3 FDA and CE-marking Activities
Cyberkinetics will assume primary responsibility for required OFS regulatory activities, with technical support provided by Minnetronix as appropriate throughout all phases of development. Cyberkinetics will be responsible for interfacing directly with the FDA and European Authorities for any required regulatory submittals. Minnetronix will provide Cyberkinetics with all supporting data and information relating to the development and/or manufacture of the OFS necessary for making any regulatory submissions and obtaining all necessary approvals. Documentation likely to be required for the OFS includes a requirements specification, design documentation and verification plans and results. Minnetronix will also provide technical support to Cyberkinetics throughout the approval process to address any concerns or questions raised by the FDA or other Authorities. The format and content of such data and information for submission by Cyberkinetics to an Authority will be agreed to in advance by the parties.
It is understood that Cyberkinetics’ initial regulatory milestone is the submission of their request for an HDE by [***]. Minnetronix will work with Cyberkinetics to meet this milestone, completing design and verification test documentation required for the submission process. As proposed, Minnetronix will conduct and document preliminary verification testing on the alpha build of OFS units, including EMC and environmental testing. It is important to note that at the completion of preliminary verification testing, some outstanding issues may remain which will be fully resolved prior to production release.
Minnetronix will permit Cyberkinetics or its representatives to be present and participate in any visit or inspection by any Authority of Minnetronix’ facilities (to the extent it relates in any way to the OFS). Minnetronix will give as much advance notice as possible to Cyberkinetics of any such visit or inspection. Minnetronix will provide to Cyberkinetics a copy of any report or other written communication received from any Authority within twenty-four (24) hours after receipt thereof, and will consult with and require approval from, Cyberkinetics before responding to each such communication. Minnetronix will provide Cyberkinetics with a copy of its final responses within five (5) business days after submission thereof.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 6 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
2.3.4 Verification and Validation Activities
During later phases of the program, Minnetronix will be responsible for conducting all activities associated with design verification for the OFS as defined in 21 CFR Sec 820.30 (f). Verification activities will confirm that system-level design outputs meet documented design input requirements. Verification tasks will include risk analysis (with Cyberkinetics), design reviews, and verification testing, with documented traceability between verification test results and system requirements. Minnetronix will provide appropriate verification test results and summary documentation to Cyberkinetics. Verification test methods will comply with current industry standards and will be agreed upon in writing by the parties prior to use.
Cyberkinetics will be responsible for conducting product level validation testing, intended to assure, to the extent possible, that the finished OFS with its incorporated software is appropriate for its intended use and will be reliable and safe. OFS validation testing is conducted under simulated or actual use conditions, and may take the form of clinical testing if appropriate. Minnetronix will provide technical support to Cyberkinetics as appropriate for validation testing.
2.4 Project Overview
2.4.1 Project Summary
The Project will be broken into five main tasks:
1) Requirements Review and Updates
2) Detailed Design Updates and Documentation
3) Alpha Prototype Build and Preliminary Testing
4) Pre-production Build and Verification
5) Design Transfer
                         2.4.1.1 Requirements Review and Updates (Phase 1)
During the Requirements Review and Updates phase, Minnetronix will work with Cyberkinetics to transfer and review existing design and requirements. Minnetronix will transfer existing requirements to our internal requirements management tool and add requirements as required to ensure that requirements are complete and testable. Minnetronix will also begin entering component and sub-system information into Minnetronix’ electronic record keeping/configuration management system, in preparation for prototype and pre-production device builds. During this initial phase, Minnetronix will also review the electronics design and physical construction details of the OFS, present proposed design updates and document results. Included in this review step will be preliminary EMC and electrical safety analysis.
At the completion of the Requirements Review phase, Minnetronix will meet with Cyberkinetics to review the Project and update the Project plan, including proposed costs, based on current Project status and scope.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 7 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
2.4.2 Detailed Design, Pre-production Build and Verification (Phases 2,3,4)
Completion of detailed design and verification of the OFS involves completion of the detailed hardware and mechanical designs of the OFS, an alpha prototype build, a pre-production device build and design verification of the OFS. During final stages of development, Minnetronix will conduct design verification testing of the OFS, including EMC, environmental and product safety testing. Verification testing will be based directly on the System Requirements Specification approved in writing by Cyberkinetics, intended to verify that the OFS design meets documented requirements.
Objectives:
•	Updated/released System Requirements and System Design Specifications

•	Preliminary, functional prototypes (alpha prototypes, rapid prototype components, intended for development and preliminary lab testing)

•	CAD databases for custom PCB assemblies, mechanical parts and assemblies including drawings

•	Alpha prototype units

•	Verification test plan, procedures and results summary

•	System FMEA

•	Pre-production/verification units, fully verified and suitable for limited human use

•	Functional test fixtures, as appropriate

•	Preliminary assembly, inspection and test procedures
2.4.3 Design Transfer (Phase 5)
The Design Transfer phase will involve design transfer, for a reasonable cost at Cyberkinetics expense, to Cyberkinetics and/or its designated manufacturer. In addition to ensuring that the design history file is complete, design transfer will involve completing the device master record by developing and releasing a number of manufacturing procedures and documents.
While the goal of Phase 2 through Phase 4 activities is to complete the design and design verification of the OFS, Phase 5 activities are focused transitioning the verified design to full production release, in preparation for production of clinical devices or, depending on the then-current regulatory status of the OFS, for-sale HDE units. At the completion of Phase 5, manufacturing documentation and processes will be qualified and released for potential production builds of the OFS.
Design Transfer Objectives:
•	Completed Design History File

•	Released Device Master Record

•	Manufacturing and test fixtures
2.4.4 Cost Structure
Project work is bid on a time and materials basis, wherein Minnetronix will bill Cyberkinetics for actual expended labor and material costs. Minnetronix will provide monthly summaries of actual Project costs as well as updated estimated costs as appropriate. Labor will be billed per the following rate schedule:

Resource	Rate
Project Leader, Systems Engineer	[***]
Electrical, Software, Mfg. and Quality Engineers	[***]
Industrial Design & Mechanical Engineers	[***]
Engineering Technicians, Purchasing & Documentation Control	[***]

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 8 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
Materials will be billed to Cyberkinetics at [***]. The “material” costs include all parts, tools and third party technical services, with the exception of mechanical engineering resources. Mechanical engineering resources will be billed as Minnetronix labor per the hourly rate listed above. The cost of any travel by Minnetronix employees outside the Twin Cities area and shipping costs will also be billed as material costs.
2.4.5 Project Cost Estimate and Schedule
This section of the Agreement provides budgetary cost and schedule estimates for the Project. The Project is estimated to take [***] with costs estimated at [***] including labor and materials. If during the Project Minnetronix determines that costs are likely to exceed [***], Minnetronix will provide an updated cost estimate and require written approval to proceed under a new billing cap prior to continuing work.
2.4.6 Detailed Task Breakdown
The following tables provide a detailed list of Project tasks with preliminary, nominal labor cost estimates and target completion dates for those services.
[***]
It is important to note that the estimated Project budget in this Agreement is contingent upon maintaining the Project schedule. Delays in the overall Project schedule not caused by Minnetronix or its subcontractors are likely to cause an increase in actual labor costs.
2.4.7 Project Deposit
A deposit of [***] is required to begin the Project and will be credited against the final invoice upon completion of the Project. In the event of Project cancellation by Cyberkinetics prior to completion of the Project for any reason other than Minnetronix’ material breach of this Agreement, this amount will be forfeited.
2.4.8 Payment Schedule
Promptly upon signature of this Agreement by both parties, Cyberkinetics will pay to Minnetronix the Project Deposit described in Section 2.4.7.
During the Project, Minnetronix will bill Cyberkinetics on a monthly basis, in arrears, for Project services rendered during the preceding month. All invoices will be accompanied by a brief written description of the work billed on each invoice. The description will be prepared by the Project Leader and will reference the Project tasks outlined in this Agreement.
[***]
Further, upon Cyberkinetics’ filing of an HDE application for the OFS by the following dates, at Cyberkinetics’ option, either (a) Cyberkinetics Neurotechnology Systems, Inc. will issue to Minnetronix the following shares of unregistered common stock of Cyberkinetics Neurotechnology Systems, Inc. (the “Securities”), or (b) Cyberkinetics will pay to Minnetronix cash equal to the value of the applicable number of shares of the Securities as determined using the average closing price of the Securities for the ten (10) trading days ending on the date on which the HDE application is filed:
If the HDE application is filed on or before [***]: [***] shares
If the HDE application is filed after [***], but on or before [***]: [***] shares
If the HDE application is filed after [***], but on or before [***]: [***] shares
Finally, if the HDE application is not filed by [***] for reasons directly and solely attributable to Minnetronix’ execution of the Project and Project plan as defined in this Agreement, the charges for all further Project services will be reduced by [***] from the rates set forth in this Agreement.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 9 of 25	Company Confidential

Minnetronix Confidential
Cyberkinetics Stimulator Proposal	May 19, 2006
Any Securities issued in accordance with this Agreement will be issued in accordance with all applicable security laws and subject to the restrictions set forth in Section 4.13. Prior to, and as a condition precedent to, issuance of any Securities to Minnetronix, Minnetronix will deliver to Cyberkinetics upon request those representations reasonably requested by Cyberkinetics to confirm the existence of a valid exemption of such Securities from registration under all applicable securities laws.
2.4.9 Estimated Material Costs
Material costs will figure prominently in the Project budget. The following table provides a breakdown of the estimated material costs based on existing information.

Estimated Material Cost
Total Material Cost Estimate	[***]
Test Lab Expenses (EMC/UL/Environmental)	[***]
Prototyping components	[***]
Assembly and test fixture components	[***]
Packaging resources	[***]
Travel	[***]
2.4.10 Project Start
Minnetronix will begin the Project within 3 weeks after receiving a signed Agreement and the Project Deposit payment specified in Section 2.4.7.
2.4.11 Project Scope Changes
Throughout the development Project, it is likely that the development team will need to change the product development plan, based on additional product input and knowledge from the development team. Change is defined as any revision or adjustment to Project services that may impact schedule and budget as a result of changes or additional insight into the OFS’s technical complexity and/or Project scope. Common causes of Project scope change include the modification of functional requirements and discovery of unanticipated technical challenges.
When a significant change or a series of minor changes which in total are significant are proposed by Cyberkinetics, Minnetronix or other development partners, a Project Status Change (PSC) request will be submitted by Minnetronix for Cyberkinetics’ review. Only changes that have been approved by Cyberkinetics will be implemented. Both approved and rejected change requests will be retained by Minnetronix for design history purposes.
2.4.12 Project Termination or Cancellation
See Section 4.8.
2.5 Assumptions
Various assumptions were made in the preparation of this Agreement. Any changes to these assumptions can have a significant impact on the Project cost and schedule.
General Assumptions
•	Cyberkinetics personnel will be available to resolve issues and provide input in a timely manner.

•	Cyberkinetics will assume responsibility for investigating any patent issues pertaining to the design of the OFS and components.

•	The cost and schedule estimates provided in this Agreement assume that detailed, testable requirements for the OFS are completed and approved during the first phase of the Project along with firm design concepts. Any changes to requirements or design concepts required by Cyberkinetics after the completion of the requirements phase will impact Project cost and schedule.

•	It is assumed that the existing Cyberkinetics’ prototype design is fully functional and meets the intended use requirements for electrical stimulation output.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 10 of 25	Company Confidential

Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006
Technical Assumptions
•	This Agreement assumes that there are no significant, outstanding feasibility issues associated with the development of the OFS.
•	The cost and schedule presented in this Agreement assume that no significant delays, scope changes or Project redirection will occur during the development of the OFS as a result feasibility issues with Cyberkinetics’ technology or the product concept. Any such delays, changes or redirection will affect the cost and schedule of the product development.
•	The Project plan includes no usability analysis or design. [***]
•	The OFS will be powered by a [***].
•	The OFS will output energy at a [***], consistent with the existing prototype design. [***]
•	[***]
•	[***]
Regulatory Assumptions
•	The OFS is intended to be UL/ULc-listed and CE-marked. Throughout the development program, the OFS will be designed to comply with requirements of UL 60601-1, EN 60601-1 and applicable collateral standards.
•	By the completion of the full development program, Minnetronix will provide design documentation for the product, compliant with applicable FDA, ISO 9001 and ISO 13485 design controls and Minnetronix SOPs.
•	The Cyberkinetics OFS will be an FDA Class III product
•	It is assumed that the technical documentation developed up to and including the preliminary verification testing of alpha prototype units will be sufficient for the HDE regulatory submission.
2.6	Design History
A design history file (DHF) will be used to compile a complete history of the design activities. The design history file will include actual documents and/or pointers to documents including all deliverables, meeting minutes, and any other documents significant to the development Project. The design history file will be stored electronically with pointers as necessary to hard-copy documents maintained by Minnetronix Document Administration. Minnetronix will be responsible for creating or maintaining the overall DHF for the Project. During the prototype development, design history records will be minimal, only documenting the steps or critical design decisions that need to be carried forward to the production system.
2.7	Design Controls
Minnetronix procedures are established and maintained to control and document the design process and to ensure that specified design requirements are met. The records generated during the development process are placed in the Project’s Design History File or Device Master Record as applicable. Minnetronix maintains both electronic and paper DHF’s including an electronic design history e-mail box. In addition, Minnetronix uses a Microsoft SourceSafe code and document control system for design control during development. The following diagram provides an overview of our development approach:

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 11 of 25	Company Confidential

Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006
Minnetronix
Product Developement Process Summary

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 12 of 25	Company Confidential

Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006
3 Section 3
Intentionally blank.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006
4.	Additional Terms and Conditions
4.1	Service Performance.
     4.1.1 Minnetronix will perform the Project in strict accordance with the terms and conditions of this Agreement. Minnetronix will provide the facilities, Equipment, supplies and staff reasonably necessary to perform the Project in accordance with the timetable(s) specified in this Agreement.
     4.1.2 Minnetronix will promptly notify Cyberkinetics if Minnetronix has reason to believe that it will be unable to perform or complete the Project. Compliance by Minnetronix with this Section will not relieve Minnetronix of any other obligation or liability under this Agreement.
4.2 Materials and Equipment.
     4.2.1 Minnetronix will supply all materials to be used by Minnetronix in the performance of Project services other than the Cyberkinetics Materials indicated in this Agreement. Cyberkinetics or its designees will provide Minnetronix with the Cyberkinetics Materials. Minnetronix agrees (a) to account for all Cyberkinetics Materials, (b) not to provide Cyberkinetics Materials to any third party (including permitted subcontractors) without the express prior written consent of Cyberkinetics, (c) not to use Cyberkinetics Materials for any purpose other than conducting the Project, and (d) to destroy or return to Cyberkinetics all unused quantities of Cyberkinetics Materials according to Cyberkinetics’ written directions. Further, Minnetronix agrees not to analyze, characterize, modify or reverse engineer any Cyberkinetics Materials or take any action to determine the structure or composition of any Cyberkinetics Materials unless and to the extent required to complete the Project.
     4.2.2 Cyberkinetics will at all times retain title to and ownership of the Cyberkinetics Materials and the OFS at each and every stage of the Project. Minnetronix will at all times take such measures as are required to protect the Cyberkinetics Materials and the OFS from risk of loss or damage at all stages of the Project. Minnetronix will use its commercially reasonable efforts to ensure that Cyberkinetics Materials and the OFS remain free and clear of any liens or encumbrances. Minnetronix will promptly notify Cyberkinetics if at any time it believes any Cyberkinetics Materials or any OFSs have been lost or stolen.
     4.2.3 Minnetronix will supply all Equipment necessary to perform the Project, except that Cyberkinetics will supply the Additional Equipment, if any. The Additional Equipment will not be used by Minnetronix except in performance of Project services under the applicable this Agreement. Title to the Additional Equipment will remain with Cyberkinetics and Minnetronix will use its commercially reasonable efforts to ensure that the Additional Equipment is properly labeled as Cyberkinetics property and remains free and clear of any liens or encumbrances. At Cyberkinetics’ request, the Additional Equipment will be returned to Cyberkinetics, or to its designee. Minnetronix will be responsible, at its own cost, for maintenance of the Additional Equipment. To the extent Cyberkinetics provides spare parts for the Additional Equipment, such spare parts will remain the property of Cyberkinetics and will be used by Minnetronix only for maintenance of the Additional Equipment. Minnetronix will promptly notify Cyberkinetics if at any time it believes any Additional Equipment has been damaged, lost or stolen.
4.3	Records.
     4.3.1 Minnetronix will keep complete and accurate records, including, without limitation, reports, accounts, notes, data, and records of all information and results obtained from performance of the Project (collectively, the “Records”). All Records, except for those created solely and specifically for Minnetronix’ internal

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006
communication and recordkeeping purposes, will be the sole property of Cyberkinetics. Upon Cyberkinetics’ request, Minnetronix will promptly provide Cyberkinetics with copies of such Records. Minnetronix will not transfer, deliver or otherwise provide any such Records to any party other than Cyberkinetics, without the prior written approval of Cyberkinetics. While in the possession or control of Minnetronix, Records will be made available for inspection, examination and copying by or on behalf of Cyberkinetics. All original Records of the development and manufacture of the OFS hereunder will be retained and archived by Minnetronix in accordance with Applicable Law, but in no case for less than a period of five (5) years following completion of the Project (the “Retention Period”). Following the Retention Period, Minnetronix will not destroy the Records without first giving Cyberkinetics written notice and the opportunity to further store the Records at Cyberkinetics’ expense.
     4.3.2 If Cyberkinetics elects to manufacture OFS itself, or to have OFS manufactured by a third party, Minnetronix will provide to Cyberkinetics, or its designee, all manufacturing information, including, without limitation, Records, documentation, technical assistance, materials and cooperation by appropriate employees of Minnetronix as Cyberkinetics or its designee may reasonably require in order to manufacture the OFS. Cyberkinetics will compensate Minnetronix for such assistance at the hourly rate(s) set forth in this Agreement, or such other reasonable rate(s) as the parties may agree in writing.
4.4	Shipping and Delivery.
     4.4.1 Cyberkinetics will promptly notify Minnetronix in writing of loss, damage, defects or non-delivery of any part of an OFS shipment after delivery of such shipment to Cyberkinetics, or its designee, and if any loss, damage, defects or partial non-delivery are not evident to Cyberkinetics at the time of delivery, such notification by Cyberkinetics to Minnetronix will be made no later than ten (10) days after delivery.
4.5	Price and Payments.
     4.5.1 The fees for the performance of the Project will be as set forth in Section 2.4.
     4.5.2 Payment of undisputed invoices will be due thirty (30) days after receipt of the invoice by the relevant Cyberkinetics contact. Cyberkinetics will make all payments in United States Dollars and by check or wire transfer to a bank account designated in writing by Minnetronix.
     4.5.3 Minnetronix will keep accurate financial records of all Project services performed and invoice calculations, and, upon the request of Cyberkinetics, will provide Cyberkinetics with all documentation reasonably requested to support all amounts invoiced by Minnetronix.
     4.5.4 Duty, sales, use or excise taxes imposed by any governmental entity that apply to the provision of Project services hereunder (other than any taxes based upon the income of Minnetronix) will be borne by Cyberkinetics.
4.6	Representations and Warranties.
     4.6.1 Minnetronix represents and warrants that:
     (a) Minnetronix is and will remain a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.
     (b) The execution and delivery of this Agreement has been authorized by all requisite corporate action. This Agreement is and will remain a valid and binding obligation of Minnetronix, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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     (c) Minnetronix is under no contractual or other obligation or restriction that is inconsistent with Minnetronix’ execution or performance of this Agreement. Minnetronix will not enter into any agreement, either written or oral, that would conflict with Minnetronix’ responsibilities under this Agreement.
     (d) The Project will be performed in accordance with Applicable Law, Minnetronix’ Quality System and this Agreement.
     (e) To the best of Minnetronix’ knowledge, the Project services will not infringe the intellectual property rights of any third party and Minnetronix will promptly notify Cyberkinetics in writing should it become aware of any claims asserting such infringement.
     (f) Neither Minnetronix, its officers nor any person used by Minnetronix to perform services related to the Project (i) has been debarred, or convicted, or is subject to a pending debarment or conviction, pursuant to section 306 of the FDCA, 21 U.S.C. § 335a or (ii) has been listed by any federal or state agencies, excluded, debarred, suspended or otherwise been made ineligible to participate in federal and/or state healthcare programs or federal procurement or non-procurement programs (as that term is defined in 42 U.S.C. 1320a-7b(f)) or (iii) to the knowledge of Minnetronix, has been convicted of a criminal offense related to the provision of healthcare items or services or is subject to any such pending action. Minnetronix agrees to inform Cyberkinetics in writing promptly if Minnetronix or any person who is performing services related to the Project is subject to the foregoing, or if any action, suit, claim, investigation, or proceeding relating to the foregoing is pending, or to the best of Minnetronix’ knowledge, is threatened.
     (g) All information and computational devices used in the performance of services related to the Project will, with respect to date, generate correct data and produce correct results and will (i) properly calculate and function with respect to leap years, and (ii) represent dates without ambiguity as to century. Noncompliance with such requirement will not constitute a force majeure event.
     4.6.2 Cyberkinetics and Andara each represent and warrant that:
     (a) Cyberkinetics and Andara are and will remain corporations duly organized, validly existing and in good standing under the laws of their jurisdiction of organization.
     (b) The execution and delivery of this Agreement has been authorized by all requisite corporate action. This Agreement is and will remain a valid and binding obligation of Cyberkinetics and Andara, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors.
     (c) Neither Cyberkinetics nor Andara are under a contractual or other obligation or restriction that is inconsistent with their execution or performance of this Agreement. Neither Cyberkinetics nor Andara will enter into any agreement, either written or oral, that would conflict with their responsibilities under this Agreement.
     (d) To the best of Cyberkinetics’ and Andara’s knowledge, the use of Cyberkinetics Technology as contemplated in the Project will not infringe the intellectual property rights of any third party and Cyberkinetics and Andara will promptly notify Minnetronix in writing should it become aware of any claims asserting such infringement.
     4.6.3 EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT.
4.7	Compliance With Government Regulations.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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     4.7.1 Minnetronix agrees to comply with all Applicable Law in performing services related to the Project. Minnetronix shall promptly notify Cyberkinetics in writing of any conflict in Applicable Law, and Cyberkinetics shall designate in writing to Minnetronix which Applicable Law shall be followed. Minnetronix will be responsible for obtaining, at its expense, any facility or other licenses or permits, and any regulatory and government approvals necessary for the performance of services related to the Project. At Cyberkinetics’ request, Minnetronix will provide Cyberkinetics with copies of all such approvals and submissions to Authorities, and Cyberkinetics will have the right to use any and all information contained in such approvals or submissions in connection with regulatory approval and/or commercial development of the OFS.
     4.7.2 Minnetronix will be solely responsible for implementing and maintaining health and safety procedures for the performance of services related to the Project. Minnetronix, in consultation with Cyberkinetics, will develop safety and handling procedures for the OFS; provided, however, that Cyberkinetics will have no responsibility for Minnetronix’ health and safety program.
4.8	Term and Termination.
     4.8.1 This Agreement will take effect as of the Effective Date and will continue for [***] unless earlier terminated pursuant to this Section 4.8 or extended upon mutual agreement of Minnetronix and Cyberkinetics in writing.
     4.8.2 Cyberkinetics will have the right, in its sole discretion, to terminate this Agreement and (a) upon thirty (30) days prior written notice to Minnetronix, or (b) immediately upon written notice if (i) in Cyberkinetics’ reasonable judgment, Minnetronix is or will be unable to perform the Project hereunder in accordance with the agreed upon timeframe and/or budget set forth in this Agreement, or (ii) Minnetronix fails to obtain or maintain any material governmental licenses or approvals required in connection with the Project.
     4.8.3 Minnetronix may terminate this Agreement upon thirty (30) days’ prior written notice to Cyberkinetics if Cyberkinetics materially breaches this Agreement and fails to cure the breach during the notice period.
     4.8.4 Upon termination or expiration of this Agreement, neither Minnetronix nor Cyberkinetics shall have any further obligations under this Agreement, except:
(a)	Minnetronix will terminate all services in progress related to the Project, including subcontracted services related to the Project, in an orderly manner as soon as practical and in accordance with a schedule agreed to by Cyberkinetics, unless Cyberkinetics specifies in the notice of termination that services related to the Project in progress should be completed;

(b)	Minnetronix will deliver to Cyberkinetics all Cyberkinetics Materials, Additional Equipment, complete or partially complete OFS units or prototypes, Records, data, reports and other property, information and/or know-how in recorded form that was provided by Cyberkinetics, or developed in the performance of the Project, that are owned by or licensed to Cyberkinetics;

(c)	Minnetronix will return to the vendor for a refund all unused, returnable materials in Minnetronix’ possession; provided that Cyberkinetics will have the option, but not the obligation, to pay for and take possession of any such materials;

(d)	Within thirty (30) days after the termination or expiration of this Agreement, Minnetronix will provide to Cyberkinetics a written itemized statement of all work performed by it in connection with this Agreement, an itemized breakdown of the costs associated with that work, and a final invoice. In the case of expiration, but not termination, of the Agreement, such invoice will be reduced by the amount of the Project Deposit set forth in Section 2.4.7. If the amount of the final

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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invoice issued following expiration of this Agreement is less than the amount of such Project Deposit, then Minnetronix agrees to refund the difference to Cyberkinetics;

(e)	Each party will immediately return the other party’s Confidential Information; provided, however, that each party shall be permitted to retain Confidential Information to the extent required to do so by Applicable Law, and each party’s counsel shall be permitted to retain one copy of the other party’s Confidential Information solely for purposes of determining compliance with the confidentiality provisions set forth in Section 4.10 of this Agreement; and

(f)	Any rights and obligations of the parties that by their terms survive termination or expiration of this Agreement, including, without limitation, the Record retention (Section 4.3), representations and warranties (Section 4.6), confidentiality (Section 4.10), indemnification and insurance (Section 4.11), intellectual property rights (Section 4.12), securities (Section 4.13), miscellaneous (Section 4.14) and definitions (Section 4.15) provisions of this Agreement, will survive termination or expiration.
     4.8.5 Nothing in this Section 4.8 will affect a party’s liability for breaches of this Agreement that occurred prior to the effective date of termination or expiration.
4.9	Force Majeure.
Except as otherwise expressly set forth in this Agreement, neither party will have breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including, without limitation, fire, floods, embargoes, shortages, epidemics, quarantines, war, acts of war (whether war be declared or not), insurrections, riots, civil commotion, strikes, acts of God or acts, omissions, or delays in acting, by any governmental authority (“force majeure”). The party affected by any event of force majeure will promptly notify the other party, explaining the nature, details and expected duration thereof. Such party will also notify the other party from time to time as to when the affected party reasonably expects to resume performance in whole or in part of its obligations hereunder, and to notify the other party of the cessation of any such event. A party affected by an event of force majeure will use its reasonable efforts to remedy, remove, or mitigate such event and the effects thereof with all reasonable dispatch. If a party anticipates that an event of force majeure may occur, such party will notify the other party of the nature, details and expected duration thereof. Upon termination of the event of force majeure, the performance of any suspended obligation or duty will promptly recommence.
4.10	Confidentiality.
     4.10.1 “Confidential Information” means any scientific, technical, trade or business information which is disclosed by one party (“disclosing party) to the other (“receiving party”) and which is treated by the disclosing party as confidential or proprietary. Confidential Information does not include information that (a) is in possession of the receiving party at the time of disclosure, as reasonably demonstrated by written records and without obligation of confidentiality, (b) is or later becomes part of the public domain through no fault of the receiving party, (c) is received by the receiving party from a third party without an obligation of confidentiality to the disclosing party, or (d) is developed independently by the receiving party without use of, reference to, or reliance upon the disclosing party’s Confidential Information. The disclosing party will, to the extent practical, use reasonable efforts to label or identify as confidential, at the time of disclosure all such Confidential Information that is disclosed in writing or other tangible form. Confidential Information of Minnetronix includes, but is not limited to, Minnetronix Technology, whether or not labeled confidential. Confidential Information of Cyberkinetics includes, but is not limited to, any information or documentation developed for Cyberkinetics by Minnetronix under this Agreement and all Cyberkinetics Technology, whether or not labeled confidential.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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     4.10.2 Each receiving party agrees (a) to keep confidential the Confidential Information of the disclosing party and the terms of this Agreement, (b) not to disclose the disclosing party’s Confidential Information to any third party without the prior written consent of such disclosing party, and (c) to use such Confidential Information only as necessary to fulfill its obligations or in the reasonable exercise of rights granted to it hereunder. A receiving party, however, may disclose (i) Confidential Information of the disclosing party to its Affiliates, and to its and their directors, employees, consultants, and agents in each case who have a specific need to know such Confidential Information and who are bound by a like obligation of confidentiality and restriction on use, (ii) Improvements to the extent required to exploit its rights under Section 16 of this Agreement, and (iii) Confidential Information of the disclosing party to the extent such disclosure is required to comply with Applicable Law or to defend or prosecute litigation; provided, however, that in the case of (iii) only, the receiving party provides prior written notice of such disclosure to the disclosing party and takes reasonable and lawful actions to avoid or minimize the degree of such disclosure. Furthermore, Cyberkinetics may disclose Confidential Information of Minnetronix relating to the development and/or manufacture of the OFS to entities with whom Cyberkinetics has (or may have) a marketing and/or development collaboration and who have a specific need to know such Confidential Information and who are bound by a like obligation of confidentiality and restrictions on use.
     4.10.3 Except to the extent required by Applicable Law, neither party will make any public statements or releases concerning this Agreement or the transactions contemplated by this Agreement without obtaining the prior written consent of the other party, which consent will not be unreasonably withheld or delayed; provided, however, that (a) following execution of this Agreement by both parties, Cyberkinetics intends to make a public statement or release regarding its relationship with Minnetronix and/or this Agreement; and (b) following such public statement or release, Minnetronix may publicly disclose, without obtaining Cyberkinetics’ prior written consent, that Cyberkinetics is a customer of Minnetronix and, subject to the other terms of this Agreement, otherwise may disclose the general nature of the parties’ relationship, consistent with Cyberkinetics’ prior public disclosures regarding such relationship. Cyberkinetics shall offer Minnetronix and its counsel the opportunity to review and comment on any proposed filing of this Agreement with any governmental authority, including any request for confidential treatment, prior to such filing.
4.11	Indemnification and Insurance.
     4.11.1 Minnetronix will indemnify and hold harmless Cyberkinetics, its Affiliates and their respective officers, directors, employees and agents (each a “Cyberkinetics Indemnitee”) from and against any and all losses, damages, liabilities or expenses (including reasonable attorneys fees and other costs of defense) (collectively, “Losses”) in connection with any and all actions, suits, claims or demands that may be brought or instituted against any Cyberkinetics Indemnitee by any third party based on, arising out of, or resulting from, any (a) material breach by Minnetronix of its representations, warranties or covenants hereunder, or (b) the gross negligence or willful misconduct of any Minnetronix Indemnitees (as defined in Section 4.11.2 below) in performing obligations under this Agreement. As a condition of this indemnification obligation, Cyberkinetics must promptly notify Minnetronix of a covered claim, must tender to Minnetronix (and/or its insurer) full authority to defend or settle the claim, and must reasonably cooperate with the defense. Notwithstanding the foregoing, Minnetronix will not agree to settle any claim on such terms or conditions as would impair Cyberkinetics’ ability or right to manufacture, market, sell or otherwise use the OFS, or as would impair Minnetronix’ ability, right or obligation to perform its obligations hereunder.
     4.11.2 Cyberkinetics will indemnify and hold harmless Minnetronix, its Affiliates and their respective officers, directors, employees and agents (each a “Minnetronix Indemnitee”) from and against any and all Losses in connection with any and all actions, suits, claims or demands that may be brought or instituted against any Minnetronix Indemnitee by any third party based on, or arising out of, or resulting from (a) the use of the OFS, except to the extent that such damages are within the scope of the indemnification obligation of Minnetronix under Section 14.1, (b) material breach by Cyberkinetics of its representations, warranties or covenants hereunder, or (c) gross negligence or willful misconduct of any Cyberkinetics Indemnitees in performing obligations under this Agreement. As a condition of this indemnification obligation, Minnetronix must promptly notify Cyberkinetics of a

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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covered claim, must tender to Cyberkinetics (and/or its insurer) full authority to defend or settle the claim, and must reasonably cooperate with the defense.
     4.11.3 NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES ARISING OUT OF THIS AGREEMENT, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY. THIS LIMITATION WILL APPLY EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE; PROVIDED, HOWEVER, THAT THIS LIMITATION WILL NOT APPLY TO DAMAGES RESULTING FROM BREACHES BY A PARTY OF ITS DUTY OF CONFIDENTIALITY AND NON-USE IMPOSED UNDER SECTION 13 OR TO ANY PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS SECTION 4.11.
     4.11.4 Insurance.
     (a) Minnetronix will secure and maintain in full force and effect throughout the term of this Agreement insurance with coverage and minimum policy limits set forth as follows:
(1)	Worker’s Compensation: Statutory limits in each state in which Minnetronix is required to provide worker’s compensation coverage.

(2)	Employer’s Liability: at least one hundred thousand dollars ($100,000) of coverage.

(3)	Comprehensive General Liability: with per occurrence limits of at least one million dollars ($1,000,000) each and a general aggregate limit of at least two million dollars ($2,000,000).
     (b) Minnetronix will furnish to Cyberkinetics (Attn.: ___) a certificate from an insurance carrier demonstrating the insurance requirements set forth above and shall provide at least thirty (30) days advance written notice to Cyberkinetics of any material decrease or cancellation in coverage or limits.
     (c) Minnetronix will comply, at Cyberkinetics’ expense, with reasonable requests for information made by Cyberkinetics’ insurance provider representative(s), including permitting such representative(s) to inspect Minnetronix’ facility during operational hours and upon reasonable advance notice to Minnetronix. In regard to such inspections, the representative(s) will adhere to such guidelines and policies pertaining to safety and non-disclosure as Minnetronix may reasonably require.
4.12	Intellectual Property Rights.
     4.12.1 All rights to and interests in Cyberkinetics Technology will remain the exclusive property of Cyberkinetics. Minnetronix agrees that its rights to Cyberkinetics Technology are for the limited purpose of providing services related to the Project.
     4.12.2 All rights to and interests in Minnetronix Technology will remain the exclusive property of Minnetronix. Minnetronix agrees that it will not incorporate any Minnetronix Technology into the OFS, nor will it design the OFS in such a way that Minnetronix Technology is required to manufacture or use the OFS, without Cyberkinetics’ prior written consent in each instance. If Cyberkinetics agrees to have any Minnetronix Technology so incorporated, or to permit the OFS to be so designed, Minnetronix grants Cyberkinetics a non-exclusive, worldwide, irrevocable, perpetual, royalty-free, paid-up license, with the right to grant sublicenses, to use any such Minnetronix Technology for the purpose of making, having made, using and selling the OFS.
     4.12.3 Upon payment in full of all amounts due to Minnetronix under the invoice for the period in which each Improvement was first conceived, Minnetronix hereby assigns and transfers to Cyberkinetics (or its designee) full and complete ownership of all Improvements without additional compensation to Minnetronix.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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Minnetronix will take such steps as Cyberkinetics may reasonably request (at Cyberkinetics’ expense) to vest in Cyberkinetics (or its designee) ownership of the Improvements.
     4.12.4 Improvements which are considered by Cyberkinetics, in its reasonable determination, to be a trade secret of, or patentable by, Cyberkinetics shall be referred to herein as “Cyberkinetics Inventions”. Cyberkinetics hereby grants to Minnetronix a non-exclusive, perpetual, fully paid-up, royalty free, worldwide license, with the right to sub-license, to all Improvements which are not Cyberkinetics Inventions, provided that Minnetronix does not incorporate any Confidential Information of Cyberkinetics into the design and/or manufacture of any products designed or manufactured for any third party other than Cyberkinetics or its Affiliates. Cyberkinetics shall use its commercially reasonable efforts to notify Minnetronix in writing within 60 days after Cyberkinetics first receives delivery or notice of any Improvements that it reasonably considers to be Cyberkinetics Inventions. Notwithstanding the foregoing, any failure to deliver such a notice within such 60-day period shall not affect in any way Cyberkinetics’ ownership of and property rights in any Improvements; provided that, in the event that Minnetronix or a third party makes use of any such Improvements after the 60-day period, but prior to receipt of a notice from Cyberkinetics provided for above, any such Improvements that would have been Cyberkinetics Inventions if proper notice had been given shall be deemed to be Improvements (and not Cyberkinetics Inventions) and shall be subject to the rights granted to Minnetronix pursuant to the terms of this Section 4.12.4.
     4.12.5 Cyberkinetics will have the exclusive right and option, but not the obligation, to prepare, file, prosecute, maintain and defend at its sole expense, any patent applications and/or patents that claim and/or cover Improvements. If Cyberkinetics declines to file and/or prosecute any patent applications, or maintain any patents, relating to Improvements, it will give Minnetronix reasonable notice to this effect and, thereafter, Minnetronix may, upon written notice to Cyberkinetics, file and prosecute such patent applications and/or maintain such patents, in the name of Cyberkinetics and at Minnetronix’ expense.
4.13	Securities
Any Securities issued to Minnetronix pursuant to this Agreement may not be sold, transferred, pledged, hypothecated or otherwise disposed of unless and until: (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and all applicable state securities laws; or (ii) (A) the transferor shall have notified the Cyberkinetics of the proposed disposition and shall have furnished the Cyberkinetics with a statement of the circumstances surrounding the proposed disposition, and (B) if reasonably requested by the Cyberkinetics, such transferor shall have furnished the Cyberkinetics with an opinion of counsel, reasonably satisfactory to the Cyberkinetics, that such disposition will not require registration of such securities under the Securities Act and that all requisite action has been or will, on a timely basis, be taken under any applicable state securities laws in connection with such disposition; and (iii) the proposed transferee shall have agreed in writing to be bound by the terms and provisions of this Section 4.13.
4.14	Miscellaneous.
     4.14.1 Assignment. This Agreement may not be assigned or otherwise transferred by either party without the prior written consent of the other party; provided, however, that either party may, without such consent, but with notice to the other party, assign this Agreement, in whole or in part, (a) in connection with the transfer or sale of all or substantially all of the assets of such party or the line of business or product to which this Agreement relates, (b) to the successor entity or acquirer in the event of the merger, consolidation or change of control of a party hereto, or (c) to any Affiliate of the assigning party. Any purported assignment in violation of the preceding sentence will be void. Any permitted assignee will assume the rights and obligations of its assignor under this Agreement.
     4.14.2 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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provision. If any provision of this Agreement is held to be excessively broad, it will be reformed and construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by law. The parties will use their reasonable efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s), which, insofar as practical, implement the intent of the parties. The foregoing will not apply to provisions relating to price and payment hereunder.
     4.14.3 Notices. All notices or other communications which are required or permitted hereunder will be made in writing and delivered personally, sent by telecopier (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:
If to Minnetronix, to:
Minnetronix, Inc.
1635 Energy Park Drive
St. Paul, MN 55108
Attn:
If to Cyberkinetics, to:
[Insert Notice Info.]
or to such other address as the party to whom notice is to be given may have furnished to the other party in writing. Any such communication will be deemed to have been given (a) when delivered, if personally delivered or sent by telecopier on a business day, (b) on the business day after dispatch, if sent by nationally-recognized overnight courier, or (c) on the third business day following the date of mailing, if sent by first class mail.
     4.14.4 Choice of Law. This Agreement will in all events and for all purposes be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, USA without regard to any choice of law principle that would dictate the application of the law of another jurisdiction.
     4.14.5 Dispute Resolution. The parties shall use all reasonable efforts and negotiate in good faith to resolve any dispute, controversy, or claim arising out of or in connection with this Agreement, including referring such disputes to their respective chief executive officers, or any other executive officer designated by that chief executive officer (the “Executive Officers”). If the Executive Officers are unable to resolve such dispute within thirty (30) days, each party will be free to pursue all remedies available to it under law or equity.
     4.14.6 Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties with regard to its subject matter, and supersedes all previous written or oral representations, agreements and understandings between Cyberkinetics and Minnetronix. This Agreement may only be changed by a writing signed by authorized representatives of both parties.
     4.14.7 Conflicts. If there is any conflict, discrepancy, or inconsistency between the terms of this Agreement and any purchase order or other form used by the parties, the terms of this Agreement will control.
     4.14.8 Headings; Construction. The Section headings are intended for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. All parties have participated equally in the formation of this Agreement and the language of this Agreement will not be presumptively construed against either party.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

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     4.14.9 No Partnership or Employment Relationship. This Agreement does not create a partnership or employment relationship between Cyberkinetics and the Minnetronix.
     4.14.10 Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party will not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.
     4.14.11 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
4.15	Definitions
Capitalized terms not otherwise defined in this Agreement have the meanings assigned them in this Section 4.15:
     “Additional Equipment” means the Equipment, if any, identified in this Agreement as to be provided by Cyberkinetics or purchased or otherwise acquired by Minnetronix at Cyberkinetics’ expense.
     “Affiliate” means, with respect to a party, any corporation, company, partnership, joint venture and/or firm which controls, is controlled by or is under common control with such party. As used in this Agreement, “control” means (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares having the right to vote for the election of directors, and (b) in the case of non-corporate entities, the direct or indirect power to manage, direct or cause the direction of the management and policies of the non-corporate entity or the power to elect at least fifty percent (50%) of the members of the governing body of such non-corporate entity.
     “Applicable Law” means all applicable ordinances, rules, regulations, laws, guidelines, guidances, and requirements of any Authority, and any other applicable laws and regulations, as amended from time to time.
     “Authority” means any government regulatory authority with jurisdiction over the manufacture of the OFS or use of the OFS in the intended country of use, including, without limitation, the FDA and the EMEA.
     “Confidential Information” has the meaning set forth in Section 4.10.
     “Cyberkinetics Indemnitee” has the meaning set forth in Section 4.11.1.
     “Cyberkinetics Materials” means the materials identified in this Agreement as being provided by Cyberkinetics.
     “Cyberkinetics Technology” means (a) Cyberkinetics Materials, (b) the OFS, (c) Specifications, (d) the Technology of Cyberkinetics developed or obtained by or on behalf of Cyberkinetics (i) prior to the Effective Date, or (ii) independent of this Agreement and without the use of the Confidential Information of Minnetronix, and (e) the Manufacturing Process except to the extent such process includes Minnetronix Technology.
     “EMEA” means the European Medicines Evaluation Agency and any successor agency having substantially the same functions.
     “Equipment” means any equipment or machinery, including Additional Equipment, used by Minnetronix in the development and/or manufacture of the OFS.
     “FDA” means the United States Food and Drug Administration, and any successor agency having substantially the same functions.
     “force majeure” has the meaning set forth in Section 4.9.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 23 of 25	Company Confidential

Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006
     “Improvements” means all Technology, results, discoveries and inventions, and all modifications and improvements thereto (whether or not protectable under patent, trademark, copyright or similar laws) that are obtained, discovered, developed or reduced to practice in the performance the Project.
     “Minnetronix Indemnitee” has the meaning set forth in Section 4.11.2.
     “Minnetronix Technology” means the Technology developed or obtained by or on behalf of Minnetronix (a) prior to the Effective Date, or (b) independent of this Agreement and without the use of the Confidential Information of Cyberkinetics.
     “Project” has meaning assigned it in Section 1.1.
     “Records” has the meaning set forth in Section 4.3.
     “Retention Period” has the meaning set forth in Section 4.3.
     “Specifications” means a set of criteria that are provided by or approved by Cyberkinetics to which the OFS should conform to be considered acceptable for its intended use, as such criteria may be developed in the course of the Project and amended or supplemented from time to time by Cyberkinetics in writing.
     “Technology” means all methods, techniques, trade secrets, copyrights, know-how, data, documentation, regulatory submissions, specifications and other intellectual property of any kind (whether or not protectable under patent, trademark, copyright or similar laws).
     IN WITNESS WHEREOF, the authorized representative(s) of the parties have executed this agreement as of the effective date set forth above.

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 24 of 25	Company Confidential

Minnetronix Confidential Cyberkinetics Stimulator Proposal	May 19, 2006

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.		MINNETRONIX, INC.

By:	/s/ Mark A. Carney	By:	/s/ Richard A. Nazarian
Name:	Mark A. Carney	Name:	Richard A. Nazarian
Title:	Executive Vice President	Title:	President and Chief Executive Officer

ANDARA LIFE SCIENCE, INC.

By:	/s/ Mark A. Carney
Name:	Mark A. Carney
Title:	Executive Vice President

***	Information redacted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

2006 © Minnetronix, Inc. All Rights Reserved.	Page 25 of 25	Company Confidential

Exhibit 31.1
CERTIFICATIONS
I, Timothy R. Surgenor, President and Chief Executive Office, certify that:
1.	I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:
          (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          (b) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          (c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and
5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):
          (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and
          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
Date: August 14, 2006
/s/ Timothy R. Surgenor
Timothy R. Surgenor

Exhibit 31.2
CERTIFICATIONS
I, Kimi E. Iguchi, Vice President, Finance, certify that:
1.	I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:
          (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          (b) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          (c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and
5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):
          (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and
          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
Date: August 14, 2006
/s/ Kimi E. Iguchi
Kimi E. Iguchi

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Timothy R. Surgenor, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer
August 14, 2006

Exhibit 32.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kimi E. Iguchi, Vice President, Finance of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
          (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
/s/ Kimi E. Iguchi
Kimi E. Iguchi
Vice President, Finance
August 14, 2006